Annual Information Form

ZENTEK LTD.

For the year ended March 31, 2026

Dated as of June 25, 2026

3

PRELIMINARY NOTES

This Annual Information Form ("AIF") of Zentek Ltd. (the "Company") is prepared in the form prescribed by National Instrument 51-102 - Continuous Disclosure Obligations of the Canadian Securities Administrators. All dollar amounts in this AIF are expressed in Canadian dollars unless otherwise indicated. All information in this AIF is as of March 31, 2026, unless otherwise indicated.

FORWARD-LOOKING INFORMATION

This AIF and the documents incorporated into this AIF contain "forward-looking statements" and "forward-looking information" within the meaning of applicable securities laws (forward-looking information and forward-looking statements being collectively hereinafter referred to as "forward-looking statements"). Such forward-looking statements are based on expectations, estimates and projections as at the date of this AIF or the dates of the documents incorporated herein, as applicable. Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often but not always using phrases such as "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "budget", "scheduled", "forecasts", "estimates", "believes" or "intends", or variations of such words and phrases, or stating that certain actions, events or results "may" or "could", "would", "should", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements and are intended to identify forward-looking statements. These forward-looking statements include, but are not limited to, statements and information concerning: the intentions, plans and future actions of the Company; statements relating to the business and future activities of the Company after the date of this AIF; market position, ability to compete and future financial or operating performance of the Company after the date of this AIF; statements based on the audited and unaudited financial statements of the Company; anticipated developments in operations; the timing and amount of funding required to execute the Company's development and business plans; intellectual property expenditures; capital and exploration and development expenditures; the effect on the Company of any changes to existing legislation or policy; government regulation of patent law or mining operations; the length of time required to obtain permits, certifications and approvals; markets for the Company's graphene related products and the ability to supply those markets; the success of exploration, development and mining activities; the geology of mineral properties; environmental risks; the availability of labour; demand and market outlook for precious metals and the prices thereof; progress in development of mineral properties; estimated budgets; currency fluctuations; requirements for additional capital; government regulation; limitations on insurance coverage; the timing and possible outcome of litigation in future periods; the timing and possible outcome of regulatory and permitting matters; goals; strategies; future growth; planned business activities and planned future acquisitions; the adequacy of financial resources; and other events or conditions that may occur in the future.

Forward-looking statements are based on the beliefs of the Company's management, as well as on assumptions, which such management believes to be reasonable based on information currently available at the time such statements were made. However, by their nature, forward-looking statements are based on assumptions and involve known and unknown risks, uncertainties, and other factors that may cause the actual results, performance, or achievements to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements. Forward-looking statements are subject to a variety of risks, uncertainties, and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation, those risks outlined under the section "Risk Factors" in this AIF.

The list of risk factors set out in this AIF is not exhaustive of the factors that may affect any forward-looking statements of the Company. Forward-looking statements are statements about the future and are inherently uncertain. Actual results could differ materially from those projected in the forward-looking statements as a result of the matters set out or incorporated by reference in this AIF generally and certain economic and business factors, some of which may be beyond the control of the Company, including, among other things, potential direct or indirect operational impacts resulting from infectious diseases or pandemics, from international or domestic conflicts or political crises, and other factors not currently viewed as material that could cause actual results to differ materially from those described in the forward-looking statements. In addition, recent events in the world economy and global financial and credit markets as a consequence of the above-noted conflicts and tariffs imposed by the United States and other nations have resulted in high market and commodity volatility and a contraction in debt and equity markets, which could have a particularly significant, detrimental, and unpredictable effect on forward-looking statements. The Company does not intend and does not assume any obligation, to update any forward-looking statements, other than as required by applicable law. For all of these reasons, the Company's securityholders should not place undue reliance on forward-looking statements.

CORPORATE STRUCTURE

Name, Address, and Incorporation

The Company was incorporated under the Business Corporations Act (Ontario) as 1774119 Ontario Limited on July 29, 2008. Pursuant to Articles of Amendment dated November 24, 2009, the Company changed its name to Zenyatta Ventures Ltd. Pursuant to Articles of Amendment dated January 1, 2019, the Company changed its name to ZEN Graphene Solutions Ltd. On October 27, 2021 (effective October 28, 2021), the Company filed Articles of Amendment changing its name from "Zen Graphene Solutions Ltd" to "Zentek Ltd.".

The Company's registered and head office is located at 1123 York Rd., Guelph, Ontario  N1E 6Z1.

The Company is a reporting issuer in the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island, and Newfoundland and Labrador.

The common shares of the Company are listed for trading on the TSX Venture Exchange ("TSXV") under the symbol "ZEN" (listed in December 2010) and in the United States on the Nasdaq Capital Market ("Nasdaq") under the symbol "ZTEK" (listed in March 2022).

Inter-corporate Relationships

The Company has three material wholly-owned subsidiaries:

(i) Albany Graphite Corp. ("AGC"), incorporated under the laws of the Province of British Columbia.

(ii) Triera Biosciences Ltd. ("Triera"), incorporated under the laws of the Province of Ontario; and

(iii) Zentek USA Inc., incorporated under the laws of the State of Delaware.

GENERAL DEVELOPMENT OF THE BUSINESS

Originally, the Company commenced operations as a junior mineral exploration company focused primarily on mineral deposits in Northern Ontario, Canada. The Company was actively engaged in exploring mining projects and. through its wholly-owned subsidiary AGC, holds a 100% undivided interest in 521 mining claims (461 single-cell claims and 60 boundary-cell claims) located north of Lake Superior and west of James Bay in Northern Ontario which host an igneous-hosted, fluid-derived graphite deposit (the "Albany Graphite Project"). The Company did extensive work to determine potential uses for the graphite materials to be extracted from the Albany Graphite Project, including engaging in testing the properties of the graphite material and studies on graphene materials.

In May 2018, the Company began to focus resources on the research and development of graphene and related applications, which was supported by shareholders of the Company who voted in favour of a new Board of Directors (the "Board") with an interdisciplinary team to augment key management personnel with expertise in business, science, marketing, and government relations.

Through 2020 and 2021 the Company developed and tested its ZenGUARDTM coating, which can be applied to, among other things, personal protective equipment ("PPE") and heating, ventilation, and air conditioning ("HVAC"), and which has shown to significantly increase bacterial and viral filtration efficiency.

On October 18, 2021, the TSXV changed the Company's classification from a "mining issuer" to an "industrial, technology, or life sciences issuer", which was approved by the shareholders of the Company on September 27, 2021, in accordance with the rules and policies of the TSXV.

On May 23, 2023, the Company completed the transfer of the ownership over the Albany Graphite Project to AGC pursuant to a property purchase agreement dated April 24, 2023, as described in more detail under the section "Albany Graphite Project" below.

On June 12, 2023, the Company incorporated Triera which now owns the exclusive, global licensing rights for all aptamer-based technology from the collaboration with McMaster University.  The Company and McMaster University entered into a standard license agreement dated June 11, 2021, pursuant to which McMaster agreed to license certain intellectual property.  All rights and obligations under this licensing agreement were assigned to Triera subsequent to incorporation.

The Company is currently an intellectual property development and commercialization company advancing a portfolio of graphene-enabled and advanced material technologies across clean air, next-generation materials, and critical minerals.  Following a strategic reset adopted in January 2026, the Company concentrates its activities on three core platforms:  the Albany Graphite Project, ZenGUARDTM, and its aptamer technologies advanced through Triera.

Three Year History

Current Business

ZenGUARD™ Compound - Personal Protective Equipment

At the Company's financial year-end, the Company focused primarily on the commercialization of ZenGUARDTM for use in HVAC filters, although it continued its business relating to PPE.

On August 24, 2023, the Company announced that it had signed a supply agreement with Henry Schein, Inc., for a three-year term in respect of distribution by Henry Schein, Inc. ("Henry Schein") of ZenGUARD™-coated masks to dental practices in Canada and, subject to regulatory approval, potentially in the United States. In September 2023, Henry Schein placed their first order of masks.  On July 24, 2024, the Company announced that it would embark on a Canada-wide sampling program for dental professionals facilitated by Henry Schein that would see ZenGUARD™ Antimicrobial Surgical Masks included in product shipments to Henry Schein customers.

On April 3, 2024, the Company announced that it had entered into a definitive distribution agreement with Dallas, Texas-based Medwell Solutions LLC for its ZenGUARD™ enhanced surgical masks in the United States.  The agreement was signed on March 18th, 2024, and is for a period of two years from the date of facility establishment registration and issuance of market clearance from the United States Food and Drug Administration, at which point sales of ZenGUARD™ enhanced surgical masks can commence.

In April 2024, the Company filed a 510(k) application with the United States Food and Drug Administration for ZenGUARD™ Surgical Masks.  The Company was required to complete additional safety and performance testing for the application to the Food and Drug Administration.

As at March 31, 2026, the Company had sold all inventory of masks.  The Company continues to market its ZenGUARD™ product to be applied to various materials and has targeted manufacturers including PPE manufacturers and HVAC filter material companies.

ZenGUARD™ Compound - HVAC Filtration

During the financial year, on the Company devoted significant resources to commercializing ZenGUARDTM coated HVAC filters. The Company's principal developments relating to is ZenGUARD™ HVAC filtration business are described below.

On September 6, 2023, the Company announced the results of a study comparing the viral filtration efficiency ("VFE") of ZenGUARDTM enhanced MERV 9 filters with an uncoated MERV 9 filter.  The testing was performed by LMS Technologies, which specializes in the testing and certification of filter manufacturers across the world, referring to the new American Society of Heating, Refrigerating and Air-Conditioning Engineers ("ASHRAE") standards for aerosolized particles and determining the impact of dust loading on VFE and particle filtration efficiency ("PFE") as per ASHRAE 52.2 testing standards.  Key findings of the study included: (i) the VFE of ZenGUARDTM Enhanced Air Filters started with a significant advantage over equivalent non-coated filters, from 23.7% to 37.7%, a 59% enhancement or a 14% net gain overall, and, the VFE performance consistently increased faster for the ZenGUARDTM Enhanced Air Filters compared to the uncoated filters (at six months equivalent dust loading, the VFE of the  ZenGUARDTM Enhanced Air Filter was 85.6% compared to 55.2% for the uncoated filter, a 28.4% net gain); (ii) the pressure drop remained consistent between ZenGUARDTM Enhanced Air Filter and uncoated filters as dust loading increased, indicating that ZenGUARDTM  does not adversely affect airflow or energy efficiency of the HVAC system; and (iii) ZenGUARDTM Enhanced Air Filters operated similarly to regular MERV 9 filters when tested for PFE, effectively removing particles across all size ranges.

On September 11, 2023, the Company announced the results of a study conducted by ParticleOne Inc., an RWDI Ventures company.  The study evaluated the performance of ZenGUARDTM Enhanced Air Filter technology in comparison to a standard MERV 9 filter.  The study was conducted to assess the effectiveness of filters in removing infectious particles from the air and to determine the potential return on investment ("ROI") of enhanced viral filtration from using ZenGUARDTM technology.  The ParticleOne model ROI analysis indicated that the ZenGUARDTM enhanced MERV 9 filter resulted in a substantial reduction in annual absenteeism costs ($15,016.95) compared to a regular MERV 9 filter in an office space of 10,000 square feet with 75 occupants.

On December 8, 2023, the Company announced a distribution agreement entered into with 1Click Heating and Cooling Inc. ("1Click"), a private HVAC company focused on the heat pump market, for ZenGUARDTM MERV 9 filters in various sizes and is expected to include other ZenGUARDTM enhanced MERV-rated filters in the future.  This agreement will see 1Click utilize ZenGUARDTM filters for its regular customer service maintenance programs, along with making ZenGUARDTM filters available to customers from inventory held in various provinces.  The Company's agreement with 1Click has an initial term of 2 years from the date of approval from the Pest Management Regulatory Agency and may be extended by mutual agreement of the parties.

On January 22, 2024, the Company announced the completion of a new study highlighting the potential energy, emission and cost savings for commercial buildings adopting ZenGUARD™ Enhanced Air Filters.  By using ZenGUARDTM Enhanced Air Filters to control infectious aerosols instead of increasing the percentage of outside air to achieve a similar risk reduction, the Company estimates that a typical office space of 10,000 square feet with 75 occupants can reduce HVAC energy consumption by approximately 62%.

On May 7, 2024, the Company announced that it completed a case study based on the City of Toronto highlighting the economic and environmental benefits related to using MERV 9A filters compared to using MERV 13 filters.  The study quantifies cost savings and reductions in carbon emission and waste assuming the City of Toronto is currently using MERV 13 filters in all its buildings and switches to MERV 9A filters.  The study found potential savings of over $40 million stemming from significantly reduced labour costs due to filters being changed every six months rather than every three months, reduced energy requirements and costs due to improved air flow and lower waste disposal costs from fewer filters being used.

On May 23, 2024, the Company announced that it had entered into a distribution agreement, effective March 19, 2024, with DCL Supply Ltd. ("DCL Supply"), a private HVAC master product distributor.  The initial term of the agreement is for one year, and it automatically renews for subsequent one-year terms unless 90 days' notice is given by either party prior to renewal.  The initial product to be distributed will be ZenGUARDTM Enhanced Air Filters for the HVAC market. This agreement would allow DCL Supply to distribute ZenGUARDTM Enhanced Air Filters through its distributor network serving numerous industrial, commercial and institutional clients within and across Canada.

On October 31, 2024, the Company announced that it had withdrawn the submission it had made to the Health Canada Pest management Regulatory Agency ("PMRA") for registration of ZenGUARDTM  Enhanced Air filters under the Pest Control Products Act, and on November 27, 2024 announced its intention to market the product as a Class 1 Medical device under its existing MDEL; the appropriate regulatory classification of the product thereafter remained the subject of ongoing discussion with Health Canada.  On May 6, 2026, the Company announced that it had received a revised classification from Health Canada's Pesticides Regulatory Directorate that ZenGUARDTM  Enhanced Air Filters are not subject to regulation under the Pest Control Products Act, on the basis that the product is exempt under section 3(1)(a) of the Pest Control Products Regulations because it operates through a mechanical mode of action.

On March 12, 2025, the Company announced that shelf-life efficacy testing has been completed on aged ZenGUARDTM Enhanced Air Filters.  ZenGUARDTM Enhanced Air Filters were aged for 20 months prior to testing to establish the product's shelf life.  Viral filtration efficiency ("VFE") was unchanged after aging demonstrating that the ZenGUARDTM coating has a consistent performance over a duration of 20 months.

On April 14, 2025, the Company announced the signing of a collaboration agreement effective April 11, 2025, with Filtration Solutions Industrial Co. ("FSCO"), a leading Saudi-based manufacturer and distributor of air filtration products, to manufacture and distribute ZenGUARDTM Enhanced Air Filters across the Gulf Cooperation Council ("GCC") region.  Under the terms of the agreement, the Company will supply FSCO with HVAC filter media coated with ZenGUARDTM.  FSCO would then produce ZenGUARDTM Enhanced Air Filters that will be marketed and distributed under the Company's branding throughout the GCC, including Saudi Arabia, the United Arab Emirates, Kuwait, Qatar, Bahrain, and Oman, with the net revenue generated from sales of the products split between the parties.  The term of the agreement is for three years, with additional renewal options.

On April 29, 2025, the Company announced that the Forensic Services and Coroner's Complex in Toronto, Ontario, where Dexterra Group Inc. provides integrated facility management services, has issued a purchase order for the procurement of ZenGUARDTM Enhanced Air Filters to be used across its facility.

On May 27, 2025, the Company announced the execution of an agency agreement with RSK Environment Ltd. ("RSK"), a global environmental consulting, engineering and technical services business, headquartered in the UK on May 7, 2025.  This agreement enables RSK to act as the Company's authorized facilitator for marketing and promoting its ZenGUARD™ Enhanced Air Filters in more than 20 countries.  Under the agreement, RSK will support the Company's international growth by identifying and developing sales opportunities for ZenGUARD™ Enhanced Air Filters in key global markets, including the GCC region.  The Company will retain full responsibility for manufacturing and fulfillment while compensating RSK with a fixed commission on sales generated within the designated territories.  The term of the agreement is for three years, with additional renewal options.

On June 12, 2025, the Company announced new independent test results comparing the viral filtration efficiency ("VFE") of ZenGUARD™ Enhanced Air Filters against the bacteriophage MS2 compared to equivalent Minimum Efficiency Reporting Value ("MERV")-rated filters without ZenGUARD™.  The testing was performed by the third-party ISO 17025:2017 certified lab LMS Technologies Inc. ("LMS"), which specializes in the testing and certification of filter manufacturers across the world in line with American Society of Heating, Refrigerating and Air-Conditioning Engineers ("ASHRAE") standards.  The test results showed that the ZenGUARD™ Enhanced Air Filters achieved an average infectious aerosol removal efficiency of MS2 bacteriophage of 42% compared to an untreated filter, which achieved an average of 16%.  These strong results align with previous tests performed with bacteriophage Phi6, which is often used as a surrogate for SARS-CoV-2 and other enveloped viruses.  This milestone adds to a growing body of third-party validation demonstrating ZenGUARD™ Enhanced Air Filter's unique combination of effectiveness and simplicity.  Based on these new test results using MS2 bacteriophage, the Company now has science-based, directly comparable data demonstrating that ZenGUARD™ is highly effective at controlling infectious aerosols and is fully aligned with ASHRAE Standard 241 testing methodology.

On March 4, 2026, the Company announced the initiation of a pilot evaluation program with Quality Filters Inc. ("Quality"), a United States-based manufacturer of HVAC and industrial air filtration products, to assess the integration of the Company's proprietary air filtration media technology into Quality's commercial product lines. The Company announced that the pilot program is designed to assess product compatibility, manufacturing scalability, and end-product performance under real-world commercial conditions.  The Company also announced that, during the pilot period, the parties will collaborate on defining the commercial and technical framework for a potential long-term supply arrangement.

On May 13, 2026, the Company further that, having previously completed is Innovative Solutions Canada Testing Stream contract validating ZenGUARDTM Enhanced Air filters to its Pathway to Commercialization source list, establishing the Company as an exclusive supplier within the Pathway to Commercialization framework of this type of innovation to the Government of Canada for a three-year period, during which any federal department or agency may purchase ZenGUARDTM Enhanced Air filters directly.  Inclusion on the Pathway to Commercialization source list does not guarantee a minimum number of orders or contracts, and procurement decisions remain at the discretion of individual federal departments and agencies.

ZenGUARD™ Industrial Scale Production and Coating Facility

The Company has installed industrial-scale production equipment to produce the ZenGUARD™ coating formulation at its York Rd., Guelph, Ontario location, which location is permitted for industrial use. The Company has also purchased coating equipment so the process of applying the ZenGUARD™ coating formulation to spunbond polypropylene for use in surgical masks, HVAC filter materials, other PPE equipment, and potentially other uses, can be completed by the Company on-site. The Company spent cumulatively approximately $2.8 million on the construction of the facility.

The effective construction completion date for the coating line was November 30, 2022. Following completion of installation, a period of training and certification began. The coating line became commercially operational in August 2023.

On May 18, 2023, the Company announced that it had been granted the ISO 13485:2016 Quality Management System certification standard by the British Standards Institution. The Company also received Medical Device Single Audit Program ("MDSAP") certificate No. 777967. The ISO and MDSAP are for the Company's Quality Management System and do not include the production facility.

Business in Development

ZenGUARD™ and Other Research and Development

The Company continues to seek the most effective, cost-efficient, and scalable process to produce high-quality GO. The production of GO requires a consistent source (or precursor) material for conversion to graphene, which is then applied to various products for enhancement. The Company believes that it has a potential competitive advantage with its interest in AGC and the large and high-quality supply of source material from the Albany Graphite Project, if and when the Company determines it cost-effective to use such material.

On April 5, 2023, the Company filed patent applications for ZenGUARD™ in 47 countries including the United States, Europe and India.

On May 21, 2024, the Canadian Intellectual Property Office: issued a patent to the Company for  Graphene Oxide-Cationic Silver (GO-Ag+) Nanocomposites and Their Use as a Broad-Spectrum Antimicrobial Agent, which includes a total of 78 successful claims, further to the patent application the Company filed in Canada and the United States on December 22, 2020.  The Company has also applied for the patent with the United States Patent and Trademark Office.  The patent claims use of the novel Go-Ag+ compound, which is the active ingredient for ZenGUARD™, as an effective agent against both regular and resistant bacteria, fungi and viruses, and use of the GO-Ag+ as the active ingredient in liquid, powder and ointments.

Aptamer-Based Rapid Detection Technology

Pursuant to a license agreement dated June 11, 2021, as amended June 23, 2023, McMaster University has granted to the Company, for a twenty-year term, a worldwide exclusive royalty-bearing license to use and practice all aptamer and DNAzyme uses, including, but not limited to, diagnostics, therapeutics, and as neutralization agents, including, but not limited to SARS-CoV-2. On October 5, 2023, the Company announced that it had transferred to a wholly owned subsidiary the exclusive, global licensing rights for all aptamer-based technology from the collaboration with McMaster University. The technology was developed by a team of researchers under the guidance of Drs. Yingfu Li, John Brennan and Leyla Soleymani, who have expertise in biosensing technologies and applications as point of care diagnostics. This patent-pending technology was validated with clinical samples from patients recruited under the supervision of two clinicians, Drs. Deborah Yamamura and Bruno Salena, who also work at McMaster University. The project was funded by the Canadian Institutes of Health Research. This technology has shown to be accurate (similar to current PCR tests), is saliva-based, affordable and scalable, and provides results in under 10 minutes. A license fee of $100,000, comprised of $50,000 cash and $50,000 in common shares of the Company (19,157 common shares at $2.61 per share) was paid to McMaster University as consideration. Although this technology was initially being developed specifically for COVID-19, this technology platform is designed to be able to detect other diseases by changing the aptamer to match new diseases.

On May 19, 2022, the Company announced that McMaster received two Natural Sciences and Engineering Research Council ("NSERC") grants related to the aptamer-based rapid detection technology; the Alliance Missions Grant in the amount of $1,000,000, and an Idea to Innovation (I2I) Grant in the amount of $350,000, of which the Company will make a $140,000 contribution. The Company intends to continue working with Dr. Yingfu Li and the research team at McMaster through in-kind contributions, using these NSERC grants towards commercializing the rapid diagnostic platform. The grants will be used to advance commercialization efforts by improving the performance of aptamers, optimizing chip synthesis, and initiating tests for additional pathogens that can be incorporated into its pathogen detection platform. The Company now expects to advance the commercialization of its aptamer technology principally through Triera's asset-light, client-funded contract research organization services model, which the Company anticipates may generate earlier and more predictable revenue and may lead to follow-on programs, licensing or product partnerships.

To bring the product to market, the Company will be required to obtain authorization from Health Canada under an interim order, or to obtain a Class IV Medical Device Active License ("MDAL"). The process for obtaining an MDAL involves completing certain testing requirements and demonstrating that the product is (i) safe, (ii) effective, and (iii) fit for purpose. Assuming that process is completed, the Company would then start preparing a product technical file, and then seek to complete a Health Canada Class IV application.

On July 20, 2023, the Company announced that the aptamer technology platform was successfully tested as a potential prophylactic or therapeutic for SARS-CoV-2 in pre-clinical animal models. In repeat trials, the aptamers developed by Dr. Yingfu Li demonstrated similar efficacy against SARS-CoV-2 when benchmarked against a commercial monoclonal antibody. The Company further announced the amendment of its license agreement with McMaster University dated June 11, 2021, to broaden the scope of the worldwide exclusive license to apply to all aptamer and DNAzyme uses, including, but not limited to, diagnostics, therapeutics, and as neutralization agents, and not limited to SARS-CoV-2.

On July 27, 2023, the Company announced a new aptamer technology platform with McMaster University that significantly increases the binding affinity of aptamers. The increased binding affinity enhances the limits of detection for aptamer-based diagnostics and could lead to the successful adaptation of these same aptamers for new therapeutic and prophylactic treatments. Provisional patent applications were filed with the United States Patent and Trademark Office which have since resulted in the filing of three international patent applications filed with the World Intellectual Property Office as of March 31, 2025.

On October 10, 2023, the Company announced further pre-clinical testing results of the aptamer-based platform technology by the Dr. Matthew Miller Lab. Further preclinical testing was completed supporting the aptamer as a lead therapeutic target. An in vivo preclinical longevity of protection study was conducted to assess the safety and efficacy of the aptamer-based treatment over a period of 24 hours and demonstrated that the aptamer provided 24 hours of neutralizing protection against SARS-CoV-2. A subsequent study was conducted to determine the minimal effective dose of the aptamer required to protect against a lethal challenge of SARS-CoV-2.

On November 15, 2023, the Company announced the development of a significant upgrade to its aptamer platform improving the binding affinity of the universal COVID-19 aptamer from 300 to over 500 times, compared to the base aptamer. The improved platform also solved key challenges for manufacturing and these High-Binding Affinity ("HBA") aptamers are now produced with approximately a 95% yield.

On November 29, 2023, the Company announced the successful testing of its COVID-19 HBA aptamer against the Omicron XBB 1.5 variant (Omicron) by the Miller Lab at McMaster University in the latest pre-clinical study. The performance of the COVID-19 HBA aptamer was comparable to the performance of monoclonal antibodies, according to the Miller Lab, as it provided clinical protection against infection with the Omicron XBB 1.5 variant. The Company will now begin to explore partnership opportunities in the pharmaceutical space as its aptamer platform may offer a fast, economical, and novel approach to the development of new therapeutics for clinically relevant biological markers.

On December 13, 2023, the Company announced the launch of Triera as a wholly owned subsidiary for its aptamer platform technology. Triera now owns the exclusive, global licensing rights for all aptamer-based technologies from the collaboration with McMaster University.

On January 30, 2024, the Company announced the positive therapeutic results achieved by Triera for C19HBA aptamer as a potential therapeutic.  In the most recent trial completed in January 2024 by the Miller lab at McMaster University, C19HBA was tested for its therapeutic potential. The treatment that featured C19HBA demonstrated improved therapeutic benefit over no treatment of the LMA therapeutic. The full results of this preclinical investigation are pending publication in a peer reviewed journal.

On March 25, 2024, the Company announced that Triera completed testing demonstrating that its C19HBA SARS-CoV-2 universal aptamer built on the proprietary high-binding affinity aptamer platform has shown a promising safety and toxicity profile in preclinical testing.

On May 6, 2024, the Company announced that Triera has prioritized the development of a prophylaxis and therapeutic for highly pathogenic avian influenza.  The mechanism of neutralizing the H5N1 virus is comparable to the mechanism used by C19HBA against the SARS-CoV-2 virus.  More specifically, the aptamer is believed to bind to and neutralize multiple subtypes of the HA surface protein (e.g., H1, H2, H5, etc.), preventing the virus from entering healthy cells and spreading infection.

On November 6, 2024, the Company announced that Triera had been awarded a $1,100,000 Government of Canada contract to test multivalent aptamer technology for the rapid drug discovery of therapeutics or prophylactics of highly pathogenic avian influenza ("HPAI") A(H5N1).  On April 23, 2025, the Company announced that it has completed the first phase of the contract by delivering a lead candidate countermeasure for A(H5N1) and has now moved to the testing phase of the project.  The contract began in November 2024 to develop both a prophylactic and therapeutic for A(H5N1) using a multivalent aptamer.  Most activities for the lead countermeasure candidate development were performed through collaboration with the Li Lab at McMaster University.

On September 18, 2025, the Company announced that it had completed the first in vivo tests of the lead candidate countermeasure for seasonal influenza (H1N1) as part of the Innovative Solutions Canada Testing Stream.  The Company announced that the aptamer countermeasure had been selected and optimized for broad recognition of influenza hemagglutinin proteins with strong binding affinities for H1, H5, H2 and H3, and had shown strong neutralization against H1N1 and H5N1 when tested in vitro.  In the first in vivo test, animals were given a prophylactic does of either vehicle or the aptamer lead candidate two hours prior to a lethal challenge with A(H1N1)pdm09.  The Company announced that animals given the aptamer lead candidate prophylactically had substantially improved clinical scores, five times greater survival rates, 80% less weight loss five days post-infection, and decreased recovery times compared to the control group.

On March 25, 2026, the Company announced that Triera plans to begin offering contract research organization services for custom aptamer discovery, biosensor enablement and machine-learning classification support to pharmaceutical, biotechnology and diagnostics organizations in Canada, the United States, Europe and other markets.  The Company announced that Triera's model integrates custom aptamer discovery and optimization, biosensor engineering and integration support, and optional machine-learning classification systems for signal interpretation.  The Company further announced that Triera's current catalogue contains aptamers for clinically and commercially significant targets including influenza A, SARS-CoV-2, vascular endothelial growth factor, syphilis, norovirus and Clostridioides difficile, among others under development.  Client engagements are expected to be funded by the client, while Triera retains ownership of all underlying intellectual property.

Diesel Fuel Additive

The Company is working to develop a stable graphene-based diesel fuel additive to improve combustion, increase burn rate, reduce greenhouse gas emissions and to improve fuel economy of diesel fuels. Initial testing has shown an increase in the performance of diesel fuel. The Company is working to improve on these early results through optimization work. The Company has filed a provisional patent application for its graphene-based fuel additive technology.

The Company is developing a process to functionalize GO to produce a stable dispersion in diesel fuel. The fuel additive was tested by Conestoga College in a Gunt 159 single-cylinder test engine, which yielded an improvement in fuel economy of over 10% under certain rpm.

The Company completed its work with Dr. Sina Kheirkah at the University of British Columbia-Okanagan Campus ("UBCO") to test GO-doped fuel as part of an NSERC alliance project for $110,500 cash contribution and a total budget of $311,500 over two years. The project focused on measuring the combustion of doped fuel in both droplet and spray combustion. The Company has spent approximately $98,900 on this research and development project.

The Company intends to continue to develop fuel additives internally to optimize the concentration of the additive and to assess the performance of the burn rate, fuel economy and emission of doped diesel fuels.

Icephobic Coating

The Company is also working to develop a new, patent-pending, carbon-based, nanotechnology-enhanced coating designed to prevent or reduce ice accretion for aviation (including drone) and wind energy applications.

The project which has involved the use of dispersion technology to homogeneously mix graphene-based materials in an elastomer. The Company has also conducted testing at the National Research Council of Canada's ("NRC") Altitude Icing Wind Tunnel in Ottawa and prepared graphene-enhanced elastomer material and coated coupons for testing.

The Company disclosed on February 28, 2022, that the icephobic coatings were undergoing full flight trials on a specially equipped research aircraft under real-world ice-forming weather conditions. On March 14, 2022, the Company announced the results of three rounds of testing of its icephobic coating, including laboratory tests, real-world flights and applications related to drone operations in adverse weather. In real-world testing, the Company reported that video footage of its icephobic coating on test pieces attached to a research aircraft undergoing flight trials targeting adverse weather environments has shown positive results and demonstrated that, under significant icing conditions, the coatings provide an effective de-icing and anti-icing solution. Drone testing showed that propellers coated with the icephobic material can maintain higher thrust, when compared to a non-coated propeller, due to the shedding of ice that forms on the blades that would otherwise degrade the drone's ability to maintain stable flight. Accelerated ageing testing has been completed by exposing samples coated with icephobic elastomer to UV weathering for 1,000 hours, which approximates two years' worth of sun damage in typical Canadian weather. These samples were then tested in an icing wind tunnel under dynamic conditions and demonstrated significant retention of their icephobicity.

On August 2, 2022, the Company filed a full patent application with the World Intellectual Property Office, for Nanomaterial-Enhanced Elastomer for Passive Ice Accretion Prevention. The Company disclosed this on September 19, 2022. The patent application has since been filed by the Company in Canada and Europe.

On September 19, 2022, the Company announced the successful completion of sand erosion testing at the NRC and rain erosion testing at the Anti-icing Materials International Laboratory in Quebec which demonstrated the icephobic material's durability in adverse conditions for both wind turbine and drone industries.

On May 4, 2023, the Company announced successful drone testing, where thrust was maintained under calibrated icing conditions of freezing drizzle and freezing rain in an outdoor, real-world environment. The drone with the Company's icephobic coating applied to the propeller blades hovered under the outdoor icing rig and, on all tests conducted, maintained flight until the end of the battery life of the drone. The same drone with uncoated propeller blades rapidly lost the ability to maintain flight. These tests are expected to satisfy the Transport Canada requirement for anti-icing equipment. The current regulations for civilian drone operations in Canada as per Transport Canada regulations state that no pilot shall operate a remotely piloted aircraft system when icing conditions are observed, are reported to exist or are likely to be encountered along the route of flight unless the aircraft is equipped with de-icing or anti-icing equipment and equipment designed to detect icing.

The Company is currently consulting with Transport Canada to propose the Company's passive ice accretion technology as a potential means of compliance to satisfy the requirements as well as working to find a collaborator that could provide equipment designed to detect icing.

On May 30, 2023, the Company announced a collaboration with Pattern Energy Group LP to optimize, test and validate the Company's icephobic coating for the wind turbine industry. The partnership is being supported financially by both the Natural Sciences and Engineering Research Council of Canada and PRIMA Quebec - Advanced Materials Moving Forward.

The Company continues to consider and seek partners to commercialize this technology, including drone companies and companies specializing in elastomer production. Because the NRC has been testing a variety of coatings, the Company has been able to participate in the NRC testing process thus far at no cost to the Company.  However, the Company anticipates additional testing and development to cost approximately $150,000.

Fire-Retardant Additive

The Company announced on March 28, 2022, that it had filed a provisional patent with the United States Patent and Trademark Office for an innovative Graphene Oxide-Metal-Organic Framework ("GO-MOF") compound for use in fire retardant products. The provisional patent application has since been filed as an international (PCT) patent application with the World Intellectual Property Office on March 27, 2023. Management of the Company considers the manufacturing of the GO-MOF compound as relatively easily scalable and efficient, due to the patent-pending facile synthesis process. The Company believes the fire-retardant GO-MOF additive could potentially be placed in a variety of coating products, such as latex, epoxies or included in polymers. When integrated into a polymer, it could potentially create a fire-resistant plastic that could be used in electric vehicles, providing a fire-resistant non-metal casing for the batteries. Management currently expects that GO-MOF production could be achieved on the existing ZenGUARD™ industrial scale production facility with minimal additional capital expense.

The Company has spent approximately $129,300 on this research and development project, and intends to conduct further testing, which it currently estimates will cost approximately $12,000. In the year ended March 31, 2026, optimizations to the formulations were performed at the Company's lab prior to a testing program with a commercial partner. Testing and optimization work remains ongoing as of March 31, 2026.

On November 5, 2025, the Company announced the development of a novel graphite gel-based fire-retardant ("GBFR") product that combines rapid gelation and intumescent components to rapidly protect homes from wildfires. The Company announced that Altek Advanced Materials Inc. (“Altek”) had been granted conditional, exclusive rights to commercialize the technology in the United States pursuant to a development and collaboration agreement between the Company and Altek dated November 4, 2025.  The Company announced that Altek will seek to commercialize the GBFR in the United States under the trademarked name GraphGelTM. The Company further announced that independent ASTM E84 testing completed by Intertek on ¼" Oriented Strand Board sheets coated with GraphGelTM  achieved Class A fire ratings, and that Altek had sponsored a live demonstration of the coating in Santa Clarita, California, where the coating protected coated surfaces when exposed to fire engagement. Pursuant to the agreement, the Company granted an exclusive license to Altek to develop, manufacture and commercialize the GBFR and a 5% royalty on Altek's net sales derived from the GBFR, provided that such license will convert to a non-exclusive license in the event that annual royalty payments to the Company are less than $1,000,000 annually following a ramp-up period of eighteen months.  The Company will retain ownership of the GBFR intellectual property, and the term of the agreement is five years, with a renewal option for an additional five years.

Battery Technology

The Company has been collaborating with Dr. Michael Pope at the University of Waterloo since 2017, developing battery technology to improve anode performance. One highly studied area for lithium-ion battery development is to improve the anode material. Currently, electric vehicle anodes are composed of graphite, which has a limited theoretical specific capacity of ~372 mAhg-1. Silicon has attracted significant attention as a replacement material, mainly due to its high specific capacity of 4,200 mAhg-1, but also due to its low working potential, low price and availability. However, silicon has an enormous volumetric fluctuation (greater than 300% in all dimensions) when charging and discharging. This feature is the root cause behind the issues of poor cycle lifetime, irreversible capacity loss, and destruction and reformation of the solid electrolyte interface.

Using silicon in the anode material, Dr. Pope has attempted to address these issues and has created a patent-pending graphene-wrapped silicon anode material. On February 18, 2022, the Company announced the filing of a provisional patent with the United States Patent and Trademark Office relating to a graphene-wrapped silicon anode material. Since April, Dr. Pope's team has optimized the anode material, which now has a specific capacity of over 1,000 mAh/g and retains over 80% of its capacity over 320 charge-discharge cycles. The specific capacity of this material is a significant improvement over common graphite anodes; however, the cycle life still requires improvement compared to typical electric vehicle batteries, which lose about 4% capacity over 1,000 charge-discharge cycles. The Company intends to continue to work with Dr. Pope's team to develop this technology with the goal of improving performance to meet industry requirements. The Company filed a patent application under the Patent Cooperation Treaty on May 17, 2022.

On October 28, 2022, the Company announced the commencement of a four-year, $1.6 million research project in collaboration with Professors Mohini Sain and Ning Yan from the University of Toronto and Ford Powertrain Engineering Research and Development Centre. Funding for the project includes $1.2 million from the Mitacs Accelerate program. The project seeks to assess novel concepts for the purpose of inventing multifunctional materials to be used in automotive battery components including anode, cathode, electrolyte, and separator. The Company will be working in tandem with University of Toronto researchers providing and testing advanced graphene materials including the Company's patent-pending anode material developed by Dr. Michael Pope.

On August 8, 2024, the Company announced preliminary battery testing results and the commencement of a three-year $441,000 project in collaboration with Professors Mohini Sain and Ning Yan from the University of Toronto.  Funding for the project is provided by a NSERC Mission Alliance Grant.  The Company announced that promising preliminary results have already been achieved from this research with pouch cell batteries featuring engineered Albany graphite by the University of Toronto with a minimum 17% increase in capacity over batteries using commercial grade anode material.  The project seeks to characterize and optimize the Albany graphite by exploring various pathways to purify, increase capacity, enhance cycle life, and engineer the graphite to meet or exceed commercial standards for anode material in the EV market.  The results achieved are preliminary and will be verified through further testing or at an independent third-party facility.

Corrosion Protection

On February 8, 2023, the Company announced the development of ZenARMOR™, a novel corrosion protection technology based on functionalized GO, for potential use in naval and marine infrastructure, bridges, buildings, pipelines, and other industries. ZenARMOR™ could be produced in the ZenGUARD™ facility. Third-party testing on ZenARMOR™ yielded excellent corrosion resistance with no blisters or other signs of corrosion after 1,500 hours of ASTM B-117 Salt Spray Test with ZenARMOR™, and ZenARMOR™ qualified for the Innovative Solutions Canada ("ISC") Testing Stream - Military Call for Prototypes. The Company has filed an International Patent Application on this corrosion protection technology, as well as a trademark for ZenARMOR™.

On October 4, 2023, the Company announced that it had prepared and shipped the first corrosion paint samples to the NRC for the first round of testing as part of the ISC - Testing Stream - Military Call for Proposals. NRC's Aerospace Research Centre's Aerospace Manufacturing Technologies Centre tested the Company's nano pigment in military-grade chromate-free paints for evaluation in its first of three rounds of testing.  ZenARMOR™ was evaluated in commercial non-chromate aviation paint systems developed by PPG Industries Inc. and Akzo Nobel N.V.  Three rounds of corrosion testing were completed from September 2023 to July 2024.  The testing followed ASTM B117 (salt spray) and ASTM D5894 (cyclical corrosion) standards.  The Company announced on April 16, 2025, that the tests were successful in demonstrating the effectiveness of ZenARMOR™ nano-pigments in inhibiting corrosion of the aluminum alloy AA2024-T3.  Additionally, the Company announced that it has begun a collaboration with Jazeera Paints, headquartered in Riyadh, Saudi Arabia to evaluate ZenARMOR™ in their existing product lines.

Other Use-Cases for ZenGUARD™

Other

On December 12, 2024, the Company announced that it had entered into a Memorandum of Understanding ("MOU") with Al-Ramez International Group ("Al-Ramez"), through Saudi Excellence Holding Company, establishing a framework to develop a strategic partnership to drive innovation and commercialization in advanced technologies, across the Kingdom of Saudi Arabia ("KSA") and the Middle East and North Africa ("MENA") regions.  The MOU outlines a collaborative framework pursuant to which the Company intends to contribute intellectual property, product licensing, and research and development expertise, which Al-Ramez intends to provide marketing support, investor relations, financing, and access to the KSA and MENA markets.  Together, the parties aim to achieve several key objectives, including developing a graphene production facility in the KSA, to focus on the distribution of ZenGUARD™ technologies in the KSA and across the MENA region, support local research and production initiatives by advancing and commercializing the Company's other technologies including its aptamer platform, and sourcing financing to further develop the Company's various projects.  The Company also announced that it had been accepted into the World Trade Centre Toronto's Trade Accelerator Program (TAP)/Life Sciences Commercialization for Global Success.

The Company is also working with a number of research institutions developing processes to synthesize graphene, GO and graphene quantum dots, along with other possible applications for graphene-based materials. Potential markets for graphene-based materials include composites (e.g., concrete, rubber, plastic polymers, and ceramics), sensors, water purification and filtration, coatings and solid-state lubricants, silicon-graphene and graphene aerogel anode material for next-generation batteries along with aerospace applications.

The Company has other research projects commenced or contemplated including applications in aluminum alloys, corrosion protection, battery technology, conductive polymers, and others. The Company will report on these if and when it is appropriate to do so.

Albany Graphite Project

The Company owns 100% of the issued and outstanding shares of AGC which owns the Albany Graphite Project in Northern Ontario, Canada. The unusual nature of the formation of graphite in the Albany Graphite Project and its potential chemical and economic significance motivated additional exploration drilling from 2011 to 2013. The current claims require a total of $197,200 worth of assessment work per year to keep them in good standing and the Company has a total credit of approximately $7.1 million in available assessment work credits in reserve.

On May 19, 2023, the Company transferred to AGC the ownership of the Albany Graphite Project, including the mining claims and all related chattel, drill core, and applicable contracts, in consideration for the issuance by AGC to the Company of 59,999,900 common shares of AGC.

During the year ended March 31, 2026, approximately $699,800 (2025 - $183,214) was spent by AGC on the Albany Graphite Project including professional fees and geologist wages. These costs have been capitalized in accordance with the Company's accounting policy on Exploration and Evaluation Assets. Testing costs incurred under the Critical Minerals Innovation Fund ("CMIF") have been expensed and included in research and development costs.  During the financial year ended March 31, 2026, approximately $1,068,000 was spent by AGC on the CMIF program.

On July 17, 2024, the Company announced that AGC had  achieved a five nines purity of 99.99915% for a graphite sample from the Albany Graphite Project, as part of AGC's investigation into whether Albany graphite has the required characteristics and performance to serve as an ideal anode material for the electric vehicle market and to meet the stringent purity requirements for nuclear-grade graphite applications.  This test work initially focused on the purification of Albany flotation concentrate to produce a consistent high-purity (>99.95%) material.  A sample of the homogenized bulk flotation concentrate produced by SGS Canada Inc., in the 2017 flotation pilot plant campaign was upgraded from approximately 85% to >99% using a simple hydrometallurgical process.  A 100g sample of the >99% feed was subsequently thermally purified in a fixed-bed furnace at a temperature of 2,700C for five minutes in an argon atmosphere.  A 10g sample of the purified material was then shipped to Eurofins EAG Laboratories for a full 72 element GDMS analysis.  The concentrations of all elements above the detection limits (22 of the 72 total) were summed to yield the total concentration of the detectable impurity elements that remained in the purified sample at 8.48 ppm wt. or 0.00085% wt.  The boron concentration in the sample was 0.42 ppm wt.  The Company indicated that the purified material would be evaluated for its suitability for both the lithium-ion battery and nuclear markets, with the nuclear-grade suitability results described below.

On January 8, 2025, the Company announced that AGC had achieved a preliminary five-nines purity of 99.9991% directly from a second larger Albany graphite deposit flotation concentrate sample utilizing an operational pilot-scale fluidized bed reactor ("FBR").  The second sample of the homogenized bulk flotation concentrate produced by SGS Canada Inc. during the 2017 flotation pilot plant campaign was upgraded from approximately 85% total graphitic carbon ("TGC") to over 96% TGC using a small pilot hydrometallurgical process with standard metallurgical equipment.  A 100g sample of >96% TGC feed was then thermally purified in a fixed-bed furnace under the same conditions as before (2,700°C for five minutes in an argon atmosphere). A 10g sample of the purified material was subsequently shipped to Eurofins EAG Laboratories for a full 72 element GDMS analysis.  The concentrations of all elements above the detection limits (25 of the 72 total) were summed to yield the total concentration of the detectable impurity elements that remained in the purified sample at 11.61 ppm wt. or 0.00116 % wt. yielding a purity of 99.99884 % wt. The boron concentration in the sample was 1.8 ppm wt. Additionally, the Company contracted a highly reputable North American manufacturing company specializing in industrial graphite and carbon to explore the direct purification of Albany flotation concentrate (~85% TGC) using its proprietary continuous processing equipment. The Company supplied a 1kg sample of the homogenized bulk flotation concentrate which was characterized, aggregated into 3-D particles and then run in a pilot-scale FBR. The feed material was thermally purified utilizing their proprietary process. A platinum crucible LOI analysis conducted at 950°C on a sample of the purified material indicated an ash content of 0.0009 % wt., corresponding to a purity of 99.9991 % wt. Notably, the manufacturing company reported that the Albany material was easily purified to an ultra-high purity level without the use of chlorine gas or any other halogen gases that are commonly used for graphite purification when 5N nuclear purity levels need to be achieved. On February 14, 2025, the Company reported that as part of the characterization process, an elemental analysis (59 elements) was performed to identify the impurity elements. In its report, the manufacturing company noted that the feed material contained concentrations of rare earth elements ("REE") and other potential elements of value that could be recovered as part of the thermal purification process. Impurity elements, including the REEs, that were removed from the graphite during the purification process were collected and concentrated in a scrubber that handles all the FBR exhaust products. The Company intends to continue to investigate the REE potential of the Albany graphite deposit and send samples of unprocessed mineralization and tailings material for additional elemental analyses to verify their REE content and determine if there is any consistency within the two pipes, which REEs are enriched, and also provide an estimate of their average concentrations. Additional detailed sampling and verification would include analyzing the pulps and core from representative drill holes and the insertion of certified reference materials into the sample stream.

On September 2, 2025, the Company announced that AGC had been awarded a grant of $500,000 from the Ontario Government's Critical Minerals Innovation Fund ("CMIF") for its Albany Graphite Purification and Anode material Development project, to which AGC will contribute $314,500 and for which Natural Resources Canada ("NRCan") will provide $200,000 of in-kind support.  The project entails the production of approximately 5 to 6 tonnes of flotation concentrate of approximately 85% from the 110-tonne bulk sample collected in 2019, purification testwork via NRCan's Canadian fluidized bed reactor ("FBR"), and suitability testing of ultra-high purity Albany graphite for lithium-ion battery (including anode and cathode additive) and nuclear applications.  On September 22, 2025, the Company announced that AGC, in collaboration with American Energy Technologies Co. ("AETC"), had successfully purified a second batch of Albany graphite deposit flotation concentrate to an ultra-high 5N purity level of 99.9992 wt.% C, yielding a calculated Equivalent Boron Concentration ("EBC") of 2.60 ppm, which is below the 3 ppm specification required by the nuclear industry.  On October 6, 2025, the Company announced that AGC, in collaboration with AETC, had completed additional material characterization tests confirming that Albany graphite meets the specified particle size distribution and D50 required for nuclear applications, demonstrated high compact density and low elastic expansion after compression, exhibited low electrical resistivity indicating a high degree of graphitization, and met or exceeded industry standards for frictional performance.  On December 17, 2025, the Company announced that AGC had achieved near theoretical anode performance in independent lithium-ion battery testing using ultra-high purity Albany graphite, with carbon-coated, spheroidized Albany graphite delivering an average reversible capacity of approximately 367 mAh/g in industry-standard coin cell tests, approximately 1.3% below the theoretical maximum for natural graphite, with strong cycling stability.  On January 5, 2026, the Company announced that AGC had received final, positive results indicating that its ultra-high purity Albany graphite meets the threshold for applications in a range of high-return markets, including nuclear energy, defense and national security infrastructure, advanced aerospace and hypersonic, and premium lithium-ion batteries, with independent laboratory testing confirming that graphite bricks made with Albany material met the key benchmarks currently used for nuclear-grade graphite blocks, including strength, density, electrical performance and extremely low impurity levels.

Corporate Finance and Administrative Developments

Effective May 1, 2024, Dr. Dube resigned as Chief Operating Officer of the Company.

On May 3, 2024, Brian Bosse resigned as director of the Company and was appointed to the Company's advisory board.  The Company granted Mr. Bosse stock options to purchase 40,000 common shares of the Company at a price of $1.42 per common share for a term of three years.

On August 14, 2024, the Company announced a normal course issuer bid for up to 5,084,319 common shares of the Company over a period of one year, being approximately 5% of the Company's issued and outstanding common shares, with up to 2,033,727 common shares of the Company purchasable over any 30-day period, being 2% of the Company's issued and outstanding common shares.  The bid commenced on August 16, 2024expired on August 15, 2025.  During the term of the bid, the Company purchased Nil common shares for cancellation.

On August 19, 2024, the Company closed a non-brokered private placement of units (the "Units") through the issuance of 2,361,500 Units at a price of $1.30 per Unit for gross proceeds of $3,068,950.  Net proceeds of the offering will be used for working capital and general corporate purposes.  Each Unit consists of one common share and one-half of one common share purchase warrant.  Each whole warrant entitles the holder thereof to purchase one common share at a price of $3.00 for a period of 24 months from the closing date of the offering.  In connection with the closing of the offering, the Company paid certain eligible persons a cash commission of $29,499 in the aggregate.  All securities issued in connection with the offering were subject to a hold period of four months plus a day from the date of issuance and the resale rules of applicable securities legislation.

On March 3, 2025, the Company announced an at-the-market offering in the United States, pursuant to which the Company proposes to issue and sell such number of common shares through an "at-the-market offering" as defined in Rule 415(a)(4) promulgated under the U.S. Securities Act of 1933, as amended, made directly on Nasdaq up to gross sales proceeds of US$30,000,000, unless terminated prior to such time.  Sales of common shares, if any, will be made at or related to then prevailing market prices and as a result, prices may vary.  Any common shares issued will be pursuant to a prospectus supplement dated March 3, 2025 to the base prospectus included in the Company's existing U.S. registration statement on form F-3 (File No. 333-278886) dated April 23, 2024, as amended on April 24, 2024, and April 30, 2024, and declared effective by the United States Securities and Exchange Commission on May 3, 2024.  During the year ended March 31, 2026, the Company issued 650,798 (2025 - Nil) Common Shares for gross proceeds of $702,837 (2025 - $Nil) through an at-the-market offering.

On March 21, 2025, the Company announced that the Canada Revenue Agency ("CRA") had completed an audit of the Company's 2018 and 2019 renunciations of Canadian exploration expenses ("CEE") in favour of subscribers of the private placements of flow-through common shares which closed on December 21, 2018, and December 20, 2019 for aggregate gross proceeds of $4,210,000  (the "Flow-Through Financings").  On February 25, 2025, the Company received a Notice of Reassessment from CRA in respect of its 2018 financial year resulting in a reclassification of approximately $507,000 (16.895%) of the amounts renounced on the basis that such amounts did not meet the definition of CEEs, as defined for income tax purposes., and Part XII.6 tax payable under section 211.91 of the Income Tax Act, related to form T101 was assessed for $59,693.  On October 8, 2025, the Company received a Notice of Reassessment from CRA in respect of its 2019 financial year resulting in a reclassification of approximately $199,000 (16.467%) of the amounts renounced on the same basis, and Part XII.6 tax related to form T101 was assessed for $22,481.89.  Pursuant to the terms of the subscription and renunciation agreements (the "Subscription Agreements") entered into by the Company and the subscribers in connection with the Flow-Through Financings, the Company agreed to indemnify the subscribers for tax attributable to disallowed renunciations of CEEs.  The maximum aggregate quantum of the Company's liability with respect to this indemnification obligation from the Flow-Through Financings is $427,000.

On April 9, 2025, the Company announced that it had closed a non-brokered private placement of 2,000 debenture units (the "Debenture Units") through the issuance of 2,000 Debenture Units for gross proceeds of $2,000,000.  Each Debenture Unit consists of (i) $1,000 principal amount of 5% secured convertible debentures of the Company (each a "Convertible Debenture"); and (ii) 454 warrants (the "Warrants") to purchase common shares in the capital of the Company (the "Common Shares").  Each Convertible Debenture will mature on April 9, 2028, (the "Maturity Date") and bears interest at a rate of 5% per annum payable as a balloon payment on the Maturity Date.  Each Convertible Debenture is convertible at the option of the holder, in whole or in part, into Common Shares, at any time prior to the Maturity Date at a conversion price of $2.20 per Common Shares (the "Conversion Price") at any time after the second anniversary of closing and prior to the Maturity Date in the event that the volume weighted average trading price of the Common Shares on the TSX Venture Exchange (the "TSXV") for the preceding 30 business days exceeds $4.40.  The Convertible Debentures are secured by the Company's interest in the 521 mining claims held by the Company's subsidiary Albany Graphite Corp., with a first ranking above all other creditors or loans by the Company.  908,000 Warrants were issued pursuant to the Offering, each entitling the holder to purchase one Common Share at the Conversion Price until the Maturity Date.  The Warrants will only vest and be exercisable:  (i) in the event, and from the date, that the Company completes a sale or otherwise transfers all of its rights, title and interests in the Secured Assets to a third party; and (ii) in such number equal to the result of dividing the outstanding principal amount of Convertible Debentures held by the holder at the time of exercise by the Conversion Price.

On April 17, 2025, the Company announced that it had entered into an agreement of purchase and sale dated April 15, 2025 for the sale of its property located at 24 Corporate Court in Guelph, ON (the "Property") which houses the Company's corporate office and laboratory space.  On May 15, 2025, the Company announced the completed sale for $2,500,000 and will lease back the property from the purchaser until January 31, 2026.

On August 27, 2025, the Company announced that it had received a written notification from Nasdaq on August 26, 2025, 2025 that the Company is not in compliance with Nasdaq Listing Rule 5550(a)(2), as the minimum bid price of the Company's common shares had been below US$1.00 per share for 31 consecutive business days.  The notification had no immediate effect on the listing or trading of the Company's common shares on the Nasdaq Capital Market under the symbol "ZTEK".  In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company was provided an initial period of 180 calendar days, or until February 23, 2026, in which to regain compliance with the minimum bid price requirement, being a closing bid price of at least US$1.00 per share for a minimum of ten consecutive business days.  On February 25, 2026, the Company announced that, following the expiration of the initial 180 calendar day period on February 23, 2026, it had been granted a further 180 calendar day extension from Nasdaq, until August 24, 2026, in which to regain compliance with the minimum bid price requirement.  The extension has no immediate effect on the listing or trading of the Company's common shares, which will continue to trade on Nasdaq under the symbol "ZTEK". See “Risk Factors – Share Price Fluctuations” below.

On September 3, 2025, the Company announced that Greg Fenton had resigned as Chief Executive Officer and as a member of the board of directors, effective immediately. The Company also announced that Wendy Ford, the Company's Chief Financial Officer, had been appointed interim Chief Financial Officer and would continue to act as Chief Financial Officer.  The Company further announced that Mr. Fenton would be appointed to the Company's advisory board, where he will continue to serve out the remainder of his consulting agreement with the Company and advise and support the board of directors.

In connection with the foregoing, the Company announced that it had entered into a non-arm's length, binding letter of intent with Altek, a company of which Greg Fenton owned more than a 50% beneficial equity interest, effective September 3, 2025 to negotiate one or more non-exclusive licensing agreements relating to the Company's various technologies, including ZenGUARD™, in order to accelerate the Company's efforts and opportunities for commercialization in the United States.  The letter of intent provides for an initial licensing term for ZenGUARD™of five years, with an option to renew the term for an additional five years.  The letter of intent also includes royalties of between 5% and 8% of net sales of ZenGUARD™ or ZenGUARD™ products based on certain net sales thresholds.  Altek will be responsible for manufacturing and commercializing the products in the United States, and the Company will retain ownership of all of its intellectual property.

On September 3, 2025, the Company announced that Ilse Treurnicht had resigned from the board of directors effective immediately and had agreed to serve on the Company's advisory board and continue to support the Company.  The Company also announced that John Snisarenko had been appointed as Secretary of the Company and as Chair of the Company's Corporate Governance, Compensation and Nominating Committee, positions that were previously held by Ms. Treurnicht.  In addition, the Company announced that Lisa Sim had decided not to stand for election as a director at the upcoming annual and special meeting of shareholders of the Company and would be appointed to the Company's advisory board after such meeting.

On September 10, 2025, the Company announced that, further to its September 3, 2025 news release, it had updated the slate of director nominees for the upcoming annual general and special meeting of shareholders to be held on September 25, 2025.  The Company announced that the nominees would consist of four directors, all of whom are independent, being Eric Wallman, John Snisarenko, Matt Fontes and Pete Gettinby.

On October 22, 2025, the company announced that it had closed a non-brokered private placement of units through the issuance of 2,338,893 units at a price of $1.06 per unit for gross proceeds of $2,479,227.  Each unit consisted of one common share, one-half of one common share purchase warrant exercisable at a price of $1.50 until October 22, 2027, and one-half of one common share purchase warrant exercisable at a price of $2.00 until October 22, 2028.  In connection with the closing of the offering, the Company paid certain eligible persons aggregate cash finder fees of $35,429.33 and issued an aggregate of finder warrants entitling the holders thereof to purchase an aggregate of 33,424 units at a price of $1.06 per unit until October 22, 2027.  Proceeds of the offering will be used for general and administrative corporate purposes.

On November 25, 2025, the Company announced the appointment of Mohammed Jiwan as Chief Executive Officer and a director of the Company, effective December 1, 2025.  The Company also announced that Wendy Ford, interim Chief Executive Officer and Chief Financial Officer, would continue as Chief Financial Officer.

On January 29, 2026, the Company announced the departure of its Chief Science Officer, Colin van der Kuur, and the responsibilities of the Chief Science Officer role had been redistributed across the existing technical leadership team.

Subsequent Events

On April 1, 2026, the Company announced that it had engaged ICP Securities Inc. ("ICP") to provide automated market-making services in compliance with the policies and guidelines of the TSXV and other applicable legislation, subject to TSXV approval.  The agreement has a start date of April 1, 2026, an initial term of four months, and automatically renews for subsequent one-month terms unless terminated on at least 30 days' written notice prior to the end of the applicable term.  ICP will be paid a monthly fee of $7,500, plus applicable taxes.

On April 9, 2026, the Company announced that AGC had engaged Micon International Limited ("Micon") to complete a new preliminary economic assessment National Instrument 43-101 technical report for the Albany Graphite Project, located near Hearst, Ontario.  The Company announced that it expects the new preliminary economic assessment to be completed in the summer of 2026.  Micon will prepare the new preliminary economic assessment as a scoping-level study supported by an updated Mineral Resource Estimate, and the study will evaluate a development case that considers the thermal purification process and current market conditions.  The Company announced that, following completion of the preliminary economic assessment, it expects to use the results to define priority next steps for Albany, which may include advancing additional metallurgical work and product qualification, evaluating pilot-scale processing options, refining project execution and infrastructure concepts, and considering the appropriate pathway for further engineering studies.

On April 14, 2026, the Company announced that Triera had completed a Government of Canada contract through the Innovative Solutions Canada program.  The Company announced that the project centred on the development of an aptamer-based asset for binding and deactivating H5N1, the influenza strain responsible for highly pathogenic avian influenza, and that selection of the aptamer at the centre of this asset was achieved in approximately seven weeks.  The Company also announced that, based on the positive progress of the platform's development, Triera had executed an Ontario Centres of Innovation Collaborate 2 Commercialize agreement to fund the next phase of development focused on proprietary seasonal influenza treatment candidates.  The Company announced that the total approved project budget is approximately $300,000, with OCI and the Company providing matched cash contributions, and that the program will be conducted in collaboration with the Li and Miller Laboratories at McMaster University.

On April 16, 2026, the Company announced that AGC had engaged AppEco Inc. ("AppEco"), an independent economic research and advisory firm, to complete a comprehensive market research and economic analysis study for the Albany Graphite Project.  The Company announced that AppEco's work will include an independent price deck for graphite products by grade across nuclear, defense, battery and industrial end-markets, addressable demand quantification, supply-side competitive positioning, and co-product credit valuation of certain critical minerals potentially recoverable from the electrothermal FBR scrubber exhaust.  The Company announced that AppEco will deliver an economic memo for each workstream, followed by a consolidated final report, and that the engagement is designed to provide independent market data to inform the new preliminary economic assessment being prepared by Micon.

On April 21, 2026, the Company announced that AGC had executed an agreement with American Energy Technologies Co. ("AETC") to manufacture certified graphite samples and deliver process engineering inputs for the preliminary economic assessment of the Albany Graphite Project being prepared by Micon.  The Company announced that, with the execution of this agreement, all three independent workstreams feeding the Albany preliminary economic assessment are active, consisting of Micon on engineering and economics, AppEco on market pricing and demand, and AETC on process design and certified product.  The Company further announced that approximately 78 kilograms of Albany flotation concentrate had been shipped from SGS Canada to AETC's facility and that AETC will manufacture 3 kg of 4N, 4 kg of 4N+ and 4 kg of 5N+ graphite directly from Albany flotation concentrate, with Certificates of Analysis to be issued for each grade.  The Company also announced that AETC will develop a conceptual multi-phase scale-up design for a purification facility with a nameplate capacity of 30,000 metric tonnes per annum of Albany flotation concentrate feedstock, with process engineering deliverables targeted for completion in June 2026, consistent with Micon's timeline for completion of the preliminary economic assessment.

On April 28, 2026, the Company announced that AGC had engaged ERM Consultants Canada Ltd. ("ERM") to execute the 2026 environmental and social baseline program at the Albany Graphite Project.  The Company announced that Constance Lake First Nation members will be integrated into every field campaign planned for the season, and that the program builds on baseline work initiated in 2019 with the same consultant.  The Company announced that the program will define approximately twelve baseline programs by discipline and sequence field activities for the 2026 season, alongside the technical and commercial workstreams feeding the preliminary economic assessment targeted for completion in the summer of 2026.

On May 27, 2026, the Company announced the closing of a private placement for gross proceeds of $18,000,000.  Pursuant to the offering, the Company sold 18,000,000 units at a price of $1.00 per unit, with Red Cloud Securities Inc. acting as sole agent and bookrunner.  Each unit consists of one common share and one common share purchase warrant exercisable at a price of $1.50 until May 27, 2029.  The Company announced that it intends to use the net proceeds of the offering for the development and derisking of the Albany Graphite Project, including completion of the new preliminary economic assessment, advancement of subsequent preliminary feasibility study work, and business development activities targeting small modular reactor developers, national defence end-users, and other high-intensity end-user markets for which Albany ultra-high-purity graphite is suited; the continued commercialization of the Company's ZenGUARDTM  platform; payment obligations; and general working capital and corporate purposes.  As consideration for its services, Red Cloud received a cash fee of $1,197,360 and was issued 1,197,360 non-transferable common share purchase warrants, each exercisable into one common share at the offering price until May 27, 2029.

Significant Acquisitions

There were no significant acquisitions completed by the Company during its most recently completed financial year for which disclosure would be required under Part 8 of National Instrument 51-102.

DESCRIPTION OF THE BUSINESS

General

Summary

In 2018, the Company began to focus resources on the research and development of graphene and related applications, which was supported by shareholders of the Company who voted in favour of significant Board changes and accordingly the assembly of an interdisciplinary team to augment key management personnel with expertise in business, marketing, and government relations.

The Company is now a Canadian intellectual property development and commercialization company advancing a portfolio of graphene-enabled and advanced material technologies across healthcare, clean air and next-generation materials.  In January 2026, the Company announced a strategic reset under which it narrowed its focus to three core platforms - Albany Graphite, ZenGUARDTM  and Triera - each to be managed against defined milestones, capital allocation criteria and a 24-month roadmap, with other non-core initiatives paused or being wound down to preserve capital and management focus.  Since May 2018, the Company has raised over $65 million and has received more than $1 million in government grants to advance its research, collaborations and commercialization efforts.

To meet rapidly growing immediate demand for its proprietary antimicrobial compound, the Company began sourcing GO from third parties and is also testing third party graphite as a potential precursor material to produce graphene-based nanomaterials. Consequently, the Company's continued existence is no longer dependent upon the discovery of economically recoverable ore reserves, the ability of the Company to obtain the necessary financing to explore and develop potential ore reserves, or by way of entering into joint venture arrangements, future profitable production, or alternatively, upon the Company's ability to dispose of its interests on an advantageous basis.

Currently the principal markets targeted by the Company are PPE equipment manufacturers (and HVAC system manufacturers and suppliers (for the use of antimicrobial coated filters, pre and post-filters, high-efficiency particulate air (HEPA), etc.).

The Company is continuing to identify new markets and uses for its graphene-based antimicrobial coating.

The Company is working directly with PPE equipment and HVAC filter manufacturers and intends to ultimately supply the antimicrobial coating product directly to the manufacturers for use in their respective production lines, or as pre-coated materials/products that will be supplied to manufacturers (e.g., coated polypropylene (PP) or polyethylene terathalate (PET) spunbound nonwoven media to be used in the construction of a surgical mask, coated nitrile gloves or pre-coated HVAC filtration media). The Company is also currently discussing with other parties interested in representing the Company and/or distributing its products in other global markets (Europe, India, Australia, Asia, etc.). To date, most of the business opportunities that have been developed have been pursuant to inbound inquiries; however, once the production line to produce the antimicrobial coatings is operational, the Company intends to initiate an outbound marketing program.

Specialized Skill and Knowledge

The Company's research and development, and application/product development work involves Highly Qualified Personnel (PhD researchers, scientists, and engineers) and the Company has a highly skilled management team in place. The Company intends to add to its team and to hire and train additional staff as the Company's business transitions from research and product development to production, to work in the GO and antimicrobial coating production facilities, as may be required.

The Company believes that it has adequate personnel with the specialized skills and knowledge to successfully carry out the Company's business and operations.  See "Risk Factors - Qualified Employees" for a discussion of the risks of losing such specialized skills and knowledge.

Competitive Conditions

The Company seeks to compete with other graphene and manufacturing companies, in highly competitive markets. The Company plans to provide functionalized graphene products to businesses, institutions, and governments within North America and internationally. The Company's competitive position is based on its increasing scientific knowledge and know-how, its intellectual property, possession of in-house laboratories, extension of in-house science via university partners, the growing productive capacity to serve large customers, and the optionality of future vertical integration represented by the Albany Graphite Project. The Company's management is not aware of any companies similarly positioned to serve like markets as the Company, although given the rapid progression of the graphene industry, the Company may face significant competition in the future (See "Risk Factors - Industry Competition").

New Products

The Company has begun commercializing ZenGUARD™ Enhanced Air Filters for use in HVAC systems.  Furthermore, as detailed under the heading "Three Year History" above, the Company is undertaking multiple research and development initiatives, leveraging the Company's graphene nanotechnology, such as an icephobic coating, fire-retardant additive, and battery technology among others.

Components

The main components to produce the Company's antimicrobial compound are readily available and the Company has taken steps to secure GO from a third party in order to meet demand while the Company sets up its GO production facility, with the intention of using materials from the Albany Graphite Project; however, other graphite materials would be suitable as well.

Intangible Properties

The Company holds intangible property in various forms such as trademarks, pending patent applications, trade secrets and know-how, mining claims (held by AGC), laboratory reports, licensing agreements, scientific agreements, and customer lists. Specifically, the Company holds three active patent applications under the Patent Cooperation Treaty in the Company's name, for (i) graphene-silver nanocomposite uses as an antimicrobial coating agent, (ii) graphene-silver nanocomposite compositions and uses for treatment of infectious diseases, and (iii) the proprietary process for manufacturing ZenGUARDTM nanotechnology at industrial scale.

Additionally, the Company has an exclusive license to make, have made, use, lease, sell, have sold, export, import, or otherwise distribute the subject matter of another provisional patent application relating to the processes for the preparation of expanded graphite and exfoliated GO. Management anticipates that amongst the existing intangible properties the pending patent applications have the most potential value for the Company. (See "Risk Factors - Unpredictable Sales Cycles").

Cycles

The sales cycle for graphene-based products may range considerably from one to multiple years from the time a customer begins testing the Company's product until the time that they could be used in a commercial product. Timing of product introduction could vary significantly based on the target market. Additionally, any demand for the Company's products based in whole or in part on global health crises could materially change. (See "Risk Factors - Unpredictable Sales Cycles").

Economic Dependence

The Company has entered into a limited number of supply or sales agreements for the sale of its products. Until additional supply agreements are executed by the Company, the Company's revenues will be completely dependent on such agreements. If such agreements are terminated, or if less of the Company's product than anticipated is purchased pursuant to such agreements, this could have a material adverse impact on the Company's business, operations and results.

Environmental Protection

The Company is seeking to develop environmentally friendly processes and products and is currently working with its partners to create biodegradable/recyclable/reusable products that have a low carbon footprint. In addition, the Company is currently working with Prof. Aicheng Chen and his team at the University of Guelph to develop a scalable, low-cost, low-energy, and environmentally friendly process (chemically and electrochemically) to produce high-quality, few-layer GO at the Company's Guelph facility.

On September 28, 2020, the University of Guelph filed a provisional patent application directed to an electrochemical exfoliation process to produce GO from Albany Pure™ graphite, to which the Company holds an exclusive license.

AGC's current and future operations with respect to the Albany Graphite Project, including development activities carried out by AGC on its properties or areas in which it has an interest, are subject to laws and regulations governing exploration, development, tenure, productions, taxes, labour standards, occupational health, waste disposal, protection, and remediation of the environment, mine safety, toxic substances, and other matters. Environmental protection requirements did not have a material effect on the capital expenditures, earnings, or competitive position of the Company during its financial year ended March 31, 2026, and are not expected to have a material effect during the Company's financial year ending March 31, 2027.

Employees

As of the date of this AIF, the Company has 10 employees. Management expects headcount to grow as production volumes, scientific capacity and sales staff grow during upcoming fiscal years.

Foreign Operations

The Company has no meaningful foreign operations.

Other

The Company and its subsidiaries have not been subject to bankruptcies, receiverships, or similar proceedings, nor have there been any material reorganizations of the Company or any of its subsidiaries during the three most recently completed financial years or completed during or proposed for the current financial year.  The Company does not have an investment policy, or lending and investment restrictions in place.

RISK FACTORS

The operations of the Company are speculative due to the high-risk nature of its business, which includes the development of certain intellectual property and the manufacturing of graphene related products, and which may include the future acquisition, financing, and development of the Albany Graphite Project. These risk factors could materially affect the Company's future operating results and could cause actual events to differ materially from those described in forward-looking information relating to the Company. Accordingly, any investment in securities of the Company is speculative and investors should not invest in securities of the Company unless they can afford to lose their entire investment.

The Company assesses and attempts to minimize the effects of these risks through careful management and planning of its operations and hiring qualified personnel but is subject to a number of limitations in managing risk resulting from its early stage of development. Below is a non-exhaustive summary of the principal risks and related uncertainties that may impact the Company. Such risk factors, as well as additional risks and uncertainties set out elsewhere in the Company's publicly filed documents, and additional risks and uncertainties not presently known to Company or that the Company currently deems immaterial, could have a material adverse effect on the Company's business, financial condition and results of operations or the trading price of the common shares.

Negative Operating Cash Flow

During the financial year ended March 31, 2026, the Company had negative operating cash flow because its revenues did not exceed its operating expenses. In addition, as a result of the Company's business plans for the development of its products, the Company expects cash flow from operations to be negative until revenues improve to offset its operating expenditures. The Company's cash flow from operations may be affected in the future by expenditures incurred by the Company to continue to develop its products. To the extent the Company has negative cash flow in any future period, the Company may be required to allocate funds to fund such negative cash flow from operating activities. In order to stay in business, in the absence of cash flow from operations, the Company will have to raise funding through financing activities. However, there is no certainty the Company will be able to raise funds at all or on terms acceptable to the Company in the event it needs to do so. Furthermore, additional funds raised by the Company through the issuance of equity or convertible debt securities would cause the Company's current shareholders to experience dilution. Such securities also may grant rights, preferences, or privileges senior to those of the Company's shareholders.

The Company does not have any contractual restrictions on its ability to incur debt and, accordingly, the Company could incur significant amounts of indebtedness to finance its operations. Any such indebtedness could contain restrictive covenants, which likely would restrict the Company's operations.

Uncertainties Relating to the Company's Business Plans

There is no assurance that broad successful commercial applications may be feasible for the Company. The Company is continuing to explore, develop, and test its current products and new products, and there can be no assurance that new uses of existing products or new products will be fully developed for commercial application, that test results will be successful, if completed at all, that any necessary permits or approvals required in order to market such products will be obtained by the Company, or that existing technology or products will become profitable. Furthermore, there is no assurance that the Company will complete any acquisitions or acquire any know-how or trade secrets to carry out certain of its future objectives. Should the Company fail to achieve any of the foregoing, this could have a material adverse impact on the business and planned business of the Company.

The Company's business is in part dependent on patents, trade secret and other intellectual property laws of Canada, and potentially foreign jurisdictions. The Company may be unable to prevent third parties from using its intellectual property without its authorization. Some of the Company's current or future technologies and trade secrets may not be covered by any patent or patent application, and the Company's issued and pending patents may not provide the Company with any competitive advantage and could be challenged by third parties.

The Company's inability to secure issuance of pending patent applications may limit its ability to protect the intellectual property rights these pending patent applications were intended to cover. The Company's competitors may attempt to design around its patents to avoid liability for infringement and, if successful, could adversely affect the Company's market share. Furthermore, the expiration of the Company's patents may lead to increased competition.

Additionally, the Company plans to construct facilities for some of its operations and business activities. There can be no assurance that locations will be secured on terms favourable to the Company or at all, that engineering plans will be completed or will be satisfactory for the intended business activities of the Company, that any required permitting will be obtained, that construction of such facilities will be completed, or that such facilities will ever become operational. If such facilities are not constructed, or do not become operational, or do not operate at the capacity required or anticipated, there could be a material adverse effect of the Company's planned business and operations.

Economic and Political Conditions

Worldwide financial and economic cycles or conditions are uncertain, and recovery from a business downturn or recession could be very slow and have a significant impact on the Company's business. The Company's business is sensitive to changes in economic and political conditions, including interest rates, currency issues, energy prices, trade issues, including the potential imposition of tariffs by the United States or other nations, international or domestic conflicts or political crises, and epidemics or pandemics.

The credit and financial markets have experienced extreme volatility and disruptions due to the current conflicts in the Middle East and between Ukraine and Russia. The conflict is expected to have further global economic consequences, including but not limited to the possibility of severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in inflation rates and uncertainty about economic and political stability. In addition, the United States and other countries have imposed sanctions on Russia which increases the risk that Russia, as a retaliatory action, may launch cyberattacks against the United States, its government, infrastructure and businesses. Any of the foregoing consequences, including those we cannot yet predict, may cause our business, financial condition, results of operations and the price of our ordinary shares to be adversely affected.

Revenue from Graphene-related Products Sales; Long and Complex Sales Cycle

To date, the Company has recorded minimal revenue from its graphene enhanced products sales. There can be no assurance that significant losses will not occur in the near future or that the Company will be profitable in the future. The Company's operating expenses, and capital expenditures may increase in subsequent years. The Company expects to continue to incur losses unless and until such time as it enters into long-term and large-volume supply agreements and generates sufficient revenues to fund its continuing operations.

Intellectual Property

The Company relies on the patent, trade secret and other intellectual property laws of Canada, and foreign jurisdictions. The Company may be unable to prevent third parties from using its intellectual property without its authorization. The unauthorized use of the Company's intellectual property could reduce any competitive advantage that it has developed, reduce its market share or otherwise harm its business. In the event of unauthorized use of the Company's intellectual property, litigation to protect and enforce the Company's rights could be costly, and the Company may not prevail.

Some of the Company's current or future technologies and trade secrets may not be covered by any patent or patent application, and the Company's issued and pending patents may not provide the Company with any competitive advantage and could be challenged by third parties. The Company's inability to secure issuance of pending patent applications may limit its ability to protect the intellectual property rights these pending patent applications were intended to cover. The Company's competitors may attempt to design around its patents to avoid liability for infringement and, if successful, could adversely affect the Company's market share. Furthermore, the expiration of the Company's patents may lead to increased competition.

In addition, effective patent, trade secret and other intellectual property protection may be unavailable or limited in some foreign countries. In some countries, the Company may not apply for patent or other intellectual property protection. The Company also relies on unpatented technological innovation and other trade secrets to develop and maintain its competitive position. Although the Company generally enters into confidentiality agreements with its employees and third parties to protect its intellectual property, these confidentiality agreements are limited in duration, could be breached and may not provide meaningful protection of its trade secrets. Adequate remedies may not be available if there is an unauthorized use or disclosure of the Company's trade secrets and manufacturing expertise. In addition, others may obtain knowledge about the Company's trade secrets through independent development or by legal means. The failure to protect the Company's processes, technology, trade secrets and proprietary manufacturing expertise, methods and compounds could have a material adverse effect on its business by jeopardizing critical intellectual property.

Where a product formulation or process is kept as a trade secret, third parties may independently develop or invent and patent products or processes identical to such trade secret products or processes. This could have a material adverse effect on the Company's ability to make and sell products or use such processes and could potentially result in costly litigation in which the Company might not prevail. The Company could face intellectual property infringement claims that could result in significant legal costs and damages and impede its ability to produce key products, which could have a material adverse effect on its business, financial condition, and results of operations.

Product Development and Technological Change

There is no assurance that broad successful commercial applications for the Company's products may be feasible. Most, if not all, of the scientific and engineering data related to the Company's products has been generated by the Company's own laboratories or laboratory environments of the Company's partners, such as universities. There can be no assurance that laboratory data translates to or is representative in commercial applications.

Additionally, the industries in which the Company seeks to operate are characterized by rapid technological change and frequent new product introductions. Part of the Company's business strategy is to monitor such changes and take steps to remain technologically current, but there is no assurance that such a strategy will be successful. If the Company is not able to adapt to new advances in materials sciences, or if unforeseen technologies or materials emerge that are not compatible with the Company's or that could replace its products, the Company's revenues and business would likely be adversely affected.

Market Development and Growth

Failure to further develop the Company's key markets and existing geographic markets or to successfully expand its business in the future into new markets could have an adverse impact on sales growth and operating results.

The Company's ability to further penetrate its key markets and the existing geographic markets in which it competes and/or aims to compete, and to successfully expand its business into other countries, is subject to numerous factors, many of which are beyond its control. There can be no assurance that efforts to increase market penetration in the Company's key markets and existing geographic markets will be successful. Failure to achieve these goals may have a material adverse effect on the Company's operating results.

Unpredictable Sales Cycles

The sales cycle for graphene products may range considerably from one to multiple years from the time a customer begins testing the Company's product until the time that they could be used in a commercial product. Timing of product introduction could vary significantly based on the target market. The Company has demonstrated little track record of success in completing customer development projects, which makes it difficult to evaluate the likelihood of future success.

The sales and development cycles for the Company's products are subject to customer budgetary constraints, internal acceptance procedures, competitive product assessments, scientific and development resource allocations, and other factors beyond the Company's control. If the Company is not able to successfully accommodate these factors to achieve commercial success, the Company may be unable to achieve sufficient sales to reach profitability.

Government Regulation and Import/Export Controls

The Company's future operations, including development, and commencement and continuation of commercial production, require licenses, permits or other approvals from various federal, provincial, local and potentially foreign governmental authorities, and such operations are or will be governed by laws and regulations relating to production, exports, taxes, labor standards, occupational health and safety, waste disposal, toxic substances, prospecting, development, mining, land use, water use, environmental protection, land claims of indigenous people and other matters. Furthermore, in certain foreign jurisdictions, these regulatory requirements may be more stringent than those in Canada. Certain export control laws or economic sanctions laws may include restrictions or prohibitions on the sale or supply of certain products and services to embargoed or sanctioned countries, governments, persons, and entities. In addition, various countries regulate the import of certain technology, including import and export permitting and licensing requirements, and have enacted or could enact laws that could limit the Company's ability to distribute its products. Changes in the Company's products, or future changes in export and import regulations may prevent any potential international customers from utilizing the Company's products globally or, in some cases, prevent the export or import of the Company's products to certain countries, governments, or persons altogether.

Additionally, the United States government has taken certain actions that could negatively impact trade with the United States, including imposing tariffs on certain imported goods and prohibiting certain imports into the United States.  In retaliation, Canada, Mexico and China continue to evaluate imposing tariffs on a wide range of American products.  There is also a concern that the imposition of additional tariffs by the United States could result in the adoption of tariffs by other countries as well, potentially leading to a global trade war.  Such tariffs and prohibitions, if expanded to other categories, could have a significant impact on the Company's business, particularly on the importation of certain equipment manufactured in other countries and the sale of the Company's products in other countries.

Any change in export or import regulations, economic sanctions, or related legislation, or change in the countries, governments, persons, or technologies targeted by such regulations, could result in decreased use of the Company's products in the future by, or in the Company's decreased ability to export or sell its products to, potential international customers. Any limitation on the Company's ability to export or sell its products would likely adversely affect the Company's future business, results of operations, and financial results.

Large volume production of graphene requires permits and approvals from various government authorities, and is subject to extensive federal, provincial, state, and local laws and regulations governing development, production, exports, taxes, labour standards, occupational health and safety, environment, and other matters. As graphene is a new chemical substance, production and sale of graphene may be subject to specific occupational health and safety and environment regulatory approvals in different jurisdictions including, without limitations, under the Canadian Environmental Protection Act (Canada), the Food and Drug Act (Canada), the Toxic Substances Control Act (USA), the Food Drug and Cosmetic Act (USA) and the Registration, Evaluation, Authorization and Restriction of Chemicals (Europe).

Health Canada also regulates certain markets into which the Company intends to supply products or license its intellectual property. There is no assurance that Health Canada or any other body will grant license for sales into markets it regulates. Each foreign jurisdiction for the Company's products is regulated and no assurance exists that sales of graphene-related products will be permitted. Any inability by the Company to obtain approval from Health Canada and/or international bodies could have a material adverse impact of the business of the Company.

The Company is also subject to consumer protection laws that may impact its sales and marketing efforts. These laws, as well as any changes in these laws, could make it more difficult for the Company to sell and market its products. These laws and regulations are subject to change over time and thus the Company must continue to monitor and dedicate resources to ensure continued compliance. Non-compliance with applicable regulations or requirements could subject the Company to investigations, sanctions, enforcement actions, disgorgement of profits, fines, damages, civil and criminal penalties, or injunctions. If any governmental sanctions are imposed, or if the Company does not prevail in any possible civil or criminal litigation, its business, operating results, and financial condition could be materially adversely affected.

Additionally, in order for the Company to carry out its activities, any required licenses and permits must be obtained and kept current. There can be no assurance, however, that the Company will obtain on reasonable terms or at all the permits and approvals, and the renewals thereof, which it may require for the conduct of its future operations or that compliance with applicable laws, regulations, permits and approvals will not have an adverse effect on the Company's business plans. Possible future environmental and mineral tax legislation, regulations and actions could cause additional expense, capital expenditures, restrictions and delay on the Company's planned exploration and operations, the extent of which cannot be predicted.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Industry Competition

The Company seeks to compete with other graphene and manufacturing companies, in highly competitive markets. Some of the Company's competitors have substantially greater financial, marketing, and other resources and higher market share than the Company has in certain products or geographic areas. As the markets for the Company's products expand, additional competition may emerge, and competitors may commit more resources to products which directly compete with the Company's products. There can be no assurance that the Company will be able to compete successfully with existing competitors or be able to develop any market for its products, or that its business will not be adversely affected by increased competition or by new competitors.

There is no assurance that the Company will continue to be able to compete successfully with its competitors in acquiring such properties or prospects and any such inability could have a material adverse effect on the Company's business and financial condition.

Lack of Trading Market for Graphene

Unlike commodity minerals such as copper, gold or silver, industrial minerals such as graphene precursor graphene materials and graphite do not have a metals exchange or an open market upon which to trade and therefore prices are not set in an open market or publicly traded market, and there can be no assurance that certain items can be sold or purchased at any time. As prices are set with private suppliers and private customers, it is difficult to predict what market prices may be at the time of any transaction. There can be no guarantees that the Company will be able to sell its graphene products in a profitable manner, or at all.

Shortages

The Company will be dependent on various supplies, equipment, parts and labour, and the services of contractors to carry out its business objectives. The availability and cost of such supplies, equipment, parts or labour or the services of contractors could have a material adverse effect on the Company's ability to successfully carry out its exploration and development activities.

Liquidity Concerns and Future Financing

The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As of March 31, 2026, the Company had a cash balance of $1,302,738 (2025 - $3121,481) to settle current liabilities of $3,533,474 (2025 - $3,485,001). The Company is ultimately dependent on the commercial sales of its products. Any delay in the sales of such products could require additional financing.

There can be no assurance that the Company will be successful in obtaining the required financing as and when needed. Volatile markets may make it difficult or impossible for the Company to obtain debt financing or equity financing on favourable terms, if at all. Failure to obtain additional financing on a timely basis may cause the Company to postpone or slow down its development plans or reduce or terminate some or all of its activities.

Reliance on Key Personnel

The Company's development to date has depended, and in the future, will depend largely on the efforts of key management and other key personnel. Loss of any of these people, particularly to competitors, could have a material adverse effect on the Company's business. Further, with respect to the future development of the Company's projects, it may become necessary to attract both international and local personnel for such development. The marketplace for key skilled personnel is becoming more competitive, which means the cost of hiring, training, and retaining such personnel may increase. Factors outside the Company's control, including competition for human capital and the high-level of technical expertise and experience required to execute this development will affect the Company's ability to employ the specific personnel required.

The failure to retain or attract a sufficient number of key skilled personnel could have a material adverse effect on the Company's business, results of operations, and financial condition. The Company has not taken out and does not intend to take out "key man insurance" in respect of any directors, officer, or other employees.

Qualified Employees

Recruiting and retaining qualified personnel is critical to the Company's success. Especially if it relates to its graphene operations, finding skilled scientists and a sales team familiar with the subject matter is difficult. As the Company grows further, the need for skilled labour will increase. The number of persons skilled in the high-tech manufacturing business is limited and competition for this workforce is intense. This may adversely affect the business of the Company if it is unable to recruit and retain qualified personnel as and when required.

Cybersecurity Threats

The reliability and security of the Company's information technology ("IT") systems are important to the Company's business and operations. Although the Company has established and continues to enhance security controls intended to protect the Company's IT systems and infrastructure, there is no guarantee that such security measures will be effective in preventing unauthorized physical access or cyberattacks. A significant breach of the Company's IT systems could, among other things, cause disruptions in the Company's manufacturing operations (such as operational delays from production downtime, inability to manage the supply chain or produce products for customers, disruptions in inventory management), lead to the loss, destruction, corruption or inappropriate use of sensitive data, including employee information or intellectual property, result in lost revenues due to theft of funds or due to a disruption of activities, including remediation costs, or from litigation, fines and liability or higher insurance premiums, the costs of maintaining security and effective IT systems, which could negatively affect results of operations and the potential adverse impact of changing laws and regulations related to cybersecurity or result in theft of the Company's, its customers' or suppliers' intellectual property or confidential information. If any of the foregoing events (or other events related to cybersecurity) occurs, the Company may be subject to a number of consequences, including reputational damage, a diminished competitive advantage and negative impacts on future opportunities which could have a material adverse effect on the Company.

Share Price Fluctuations

The market price of securities of many companies, particularly development stage companies, experience wide fluctuations in price that are not necessarily related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that fluctuations in the Company's share price will not occur. In particular, the fluctuations may be exaggerated if the trading volume of the Company's common shares is low.

The Company's common shares are listed on the Nasdaq Capital Market under the symbol "ZTEK".  Nasdaq Listing Rule 5550(a)(2) requires listed securities to maintain a minimum bid price of US$1.00 per share.  As described under "Three Year History - Corporate Finance and Administrative Developments", the Company received notice from Nasdaq that it was not in compliance with the minimum bid price requirement, and following the expiration of the initial 180-day compliance period on February 23, 2026, the Company was granted a further 180-day extension, until August 24, 2026, in which to regain compliance by achieving a closing bid price of at least US$1.00 per share for a minimum of ten consecutive business days.  As at the date of this AIF, the closing bid price of the common shares has continued to trade below US$1.00, and there can be no assurance that the Company will regain compliance within the extended cure period or maintain compliance with the other continued listing requirements of Nasdaq.  In an effort to regain compliance, the Company may determine to effect a reverse stock split, which may not result in a sustained increase in the trading price of the common shares, could be viewed negatively by investors, and could adversely affect the liquidity and market price of the common shares.  If the Company is unable to regain compliance within the applicable cure period and is not otherwise eligible for additional time, the common shares may become subject to delisting from Nasdaq.  Any delisting could impair the liquidity and market price of the common shares, limit the Company's ability to raise capital in the United States, reduce analyst and investor coverage, and have a material adverse effect on the Company's business, financial condition and reputation.

Cost Absorption and Purchase Orders

Especially as it relates to its activities in the transportation industry, and given the current trends in that industry, the Company is under continuing pressure to absorb costs related to product design and development, engineering, program management, prototypes and validation. In particular, OEMs are requesting that suppliers pay for the above costs and recover these costs through the piece price of the applicable component. Contract volumes for customer programs not yet in production are based on the Company's customers' estimates of their own future production levels. However, actual production volumes may vary significantly from these estimates due to a reduction in consumer demand or new product launch delays, often without any compensation to the supplier by its OEM customer. Typical purchase orders issued by customers do not require that they purchase a minimum number of the Company's products. For programs currently under production, the Company is generally unable to request price changes when volumes differ significantly from production estimates used during the quotation stage.

If estimated production volumes are not achieved, the product development, design, engineering, prototype, and validation costs incurred by the Company may not be fully recovered. Similarly, future pricing pressure or volume reductions by the Company's customers may also reduce the amount of amortized costs otherwise recoverable in the piece price of the Company's products. Either of these factors could have an adverse effect on the Company's profitability. While it is generally the case that once the Company receives a purchase order for products of a particular vehicle program it would continue to supply those products until the end of such program, customers could cease to source their production requirements from the Company for a variety of reasons, including the Company's refusal to accept demands for price reductions or other concessions.

Acquisitions

The Company could seek to acquire complementary businesses, assets, technologies, services, or products, at competitive prices. The Company could pursue acquisitions in those product areas which were identified as key to the Company's long-term business strategy. However, as a result of intense competition in these strategic areas, the Company may not be able to acquire the targets needed to achieve its strategic objectives. The completion of such transactions poses additional risks to the Company's business. Acquisitions are subject to a range of inherent risks, including the assumption of incremental regulatory/compliance, pricing, supply chain, commodities, labor relations, litigation, environmental, pensions, warranty, recall, IT, tax or other risks. Although the Company seeks to conduct appropriate levels of due diligence on acquisition targets, these efforts may not always prove to be sufficient in identifying all risks and liabilities related to the acquisition, including as a result of: limited access to information; time constraints for conducting due diligence; inability to access target company facilities and/or personnel; or other limitations in the due diligence process. Additionally, the Company may identify risks and liabilities that cannot be sufficiently mitigated through appropriate contractual or other protections. The realization of any such risks could have a material adverse effect on the Company's operations or profitability. The benefit to the Company of previous and future acquisitions is highly dependent on the Company's ability to integrate the acquired businesses and their technologies, employees and products into the Company, and the Company may incur costs associated with integrating and rationalizing the facilities (some of which may need to be closed in the future). The Company cannot be certain that it will successfully integrate acquired businesses or that acquisitions will ultimately benefit the Company.

Any failure to successfully integrate businesses or failure of the businesses to benefit the Company could have a material adverse effect on its business and results of operations. Such transactions may also result in additional dilution to the Company's shareholders or increased debt. Such transactions may involve partners, and the formula for determining contractual sale provisions may be subject to a variety of factors that may not be easily quantified or estimated until the time of sale (such as market conditions and determining fair market value).

Launch and Operational Costs

The launch of new business, in an existing or new facility, is a complex process, the success of which depends on a wide range of factors, including the production readiness of the Company and its suppliers, as well as factors related to tooling, equipment, employees, initial product quality and other factors. A failure to successfully launch material new or takeover business could have an adverse effect on profitability. The Company's manufacturing processes are vulnerable to operational problems that can impair its ability to manufacture its products in a timely manner, or which may not be performing at expected levels of profitability. The Company's facilities and proposed facilities contain complex and sophisticated equipment that is used in its manufacturing processes. The Company could experience equipment failure in the future due to wear and tear, design error or operator error, among other things, which could have an adverse effect on profitability. From time to time, the Company may have some operating divisions which are not performing at expected levels of profitability. Significant underperformance of one or more operating divisions could have a material adverse effect on the Company's profitability and operations.

Material and Commodity Prices

Prices for key raw materials and commodities used in the production of graphene-based products, as well as energy prices, have proven to be volatile at certain times. To the extent that the Company is unable to fully mitigate its exposure to price change of key raw materials and commodities, particularly through engineering products with reduced content, by passing price increases to customers, or otherwise, such additional costs could have a material adverse effect on profitability. Increased energy prices could also have an impact on production or transportation costs which in turn could affect competitiveness.

Uninsured Risks

The Company maintains insurance to cover normal business risks. In the course of its manufacturing businesses, certain risks and, in particular, unexpected, or unusual catastrophic events including explosions and fire may occur. It is not always possible to fully insure against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the common shares of the Company.

Litigation

The Company has entered into legally binding agreements with various third parties, including supply, license, distribution, non-disclosure, consulting, and partnership agreements. The interpretation of the rights and obligations that arise from such agreements is open to interpretation and the Company may disagree with the position taken by the various other parties resulting in a dispute that could potentially initiate litigation and cause the Company to incur legal costs in the future. Given the speculative and unpredictable nature of litigation, the outcome of any such disputes could have a material adverse effect on the Company's business.

Credit Risk

As at March 31, 2026, the Company's credit risk was primarily attributable to cash, accounts and other receivables. Financial instruments included in accounts and other receivables consisted of trade receivables generated through sales as well as recoverable Harmonized Sale Tax. The Company's cash is held with reputable financial institutions. Management believes that the credit risk with respect to financial instruments included in accounts and other receivables is remote.

Interest Rate Risk

The Company has cash and cash equivalent balances at federally regulated Canadian banks. The Company periodically monitors the investments it makes, the security of such investments and is satisfied with the credit ratings of its banks. The Company closely monitors interest rates to determine the appropriate course of action to be taken by the Company.

Price Risk

The Company is exposed to price risk with respect to commodity prices. The Company closely monitors commodity prices to determine the appropriate course of action to be taken by the Company.

Financial Capability and Additional Financing

The Company has limited financial resources and there is no assurance that sufficient additional funding will be available to enable it to fulfill its business objectives or obligations, on acceptable terms or at all. Unanticipated expenses and other developments could cause existing funds to be depleted sooner than expected. In the event that its existing cash resources are inadequate to fund operational expenses, and in order to fund the planned business objectives of the Company, the Company will be required to raise additional financing from external sources, such as debt financing, equity financing or joint ventures.

The Company's ability to raise additional equity financing may be affected by numerous factors beyond the Company's control, including, but not limited to, adverse market conditions, commodity price changes and an economic downturn. Failure to obtain additional funding on a timely basis could result in delay or indefinite postponement of the development of the Company's business and could cause the Company to reduce or terminate its operations.

Additional funds raised by the Company from treasury share issuances may result in significant dilution to existing shareholders, a depressive effect on the price of the common shares and/or a change of control.

Permits and Government Regulation

Although the Company believes it has all of the necessary permits to carry out the proposed business programs, the operations of the Company may require licenses and permits from time to time from various governmental authorities to carry out exploration and development at its projects or locations. Obtaining permits can be a complex, time-consuming process. There can be no assurance that the Company will be able to obtain the necessary licenses and permits on acceptable terms, in a timely manner or at all. The costs and delays associated with obtaining permits and complying with these permits and applicable laws and regulations could stop or materially delay or restrict the Company from continuing or proceeding with existing or future operations or projects. Any failure to comply with permits and applicable laws and regulations, even if inadvertent, could result in the interruption or closure of operations or material fines, penalties, or other liabilities. In addition, the requirements applicable to sustain existing permits and licenses may change or become more stringent over time and there is no assurance that the Company will have the resources or expertise to meet its obligations under such licenses and permits.

Fluctuating Prices

The profitability of the Company's operations will be dependent upon the market price of the ZenGUARD™ masks and other products, their global acceptance and demand along with their regulatory approvals in other jurisdictions. The level of interest rates, rate of inflation, production costs, healthcare and consumer demand, and stability of exchange rates can all cause significant fluctuations in revenue. Such external economic factors are in turn influenced by changes in international purchasing patterns, monetary systems and political developments.

Environmental Regulation

AGC's Albany Graphite Project is subject to environmental laws and regulations which may materially and adversely affect its future operations. These laws and regulations control the exploration and development of the Albany Graphite Project and their effects on the environment, including air and water quality, waste handling and disposal, the protection of different species of plant and animal life, and the preservation of lands. These laws and regulations will require AGC to acquire permits and other authorizations for certain activities. There can be no assurance that AGC will be able to acquire such necessary permits or authorizations on a timely basis, if at all.

Further, environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect AGC's operations.

AGC is not currently insured against most environmental risks. Without such insurance, and if AGC becomes subject to environmental liabilities, the payment of such liabilities would reduce or eliminate its available funds or could exceed the funds AGC has to pay such liabilities and result in bankruptcy.

Economic Dependence on Supply Agreements

Currently, the Company has entered into a limited number of supply or sales agreements for the sale of its products. Until additional supply agreements are executed by the Company, the Company's revenues will be completely dependent on such agreements. If such agreements are terminated, or if less of the Company's product than anticipated is purchased pursuant to such agreements, this could have a material adverse impact on the Company's business, operations and results.

DIVIDENDS AND DISTRIBUTIONS

The Company relies primarily on equity financing to fund its working capital needs. The Company has neither declared nor paid any dividends on its common shares. The Company intends to retain its earnings, if any, to finance growth and expand its operation and does not anticipate paying any dividends on its common shares in the foreseeable future. Any decisions to pay dividends on the common shares will be made by the Board on the basis of its earnings, financial requirements, and other conditions.

DESCRIPTION OF CAPITAL STRUCTURE

Common Shares

The authorized share capital of the Company consists of an unlimited number of common shares, of which 107,792,002 shares were issued and outstanding as fully paid and non-assessable as at March 31, 2026.  As at the date hereof, 126,619,532 common shares were issued and outstanding.

Each common share entitles the holder thereof to receive notice of any meetings of the shareholders of the Company, to attend, and to cast one vote per common share at all such meetings. Holders of common shares do not have cumulative voting rights with respect to the election of directors. Accordingly, holders of a majority of the common shares entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common shares are entitled to receive on a pro-rata basis such dividends if any, as and when declared by the Board at its discretion from funds legally available therefore and, upon the liquidation, dissolution, or winding up of the Company, are entitled to receive on a pro-rata basis the net assets of the Company for payment of debts and liabilities. The common shares do not carry any pre-emptive, subscription, redemption, retraction, or conversion rights, nor do they contain any sinking or purchase fund provisions.

Warrants

As at March 31, 2026, the Company had the following common share purchase warrants outstanding:  (i)  1,180,750 warrants issued in connection with the August 19, 2024 private placement, each exercisable at $3.00 per common share until August 19, 2026;  (ii)  908,000 warrants issued in connection with the April 9, 2025 Convertible Debenture offering, each exercisable at the Conversion Price until April 9, 2028, subject to the vesting conditions described under "Three Year history - Corporate Finance and Administrative Development"; and (iii)  1,169,443 warrants exercisable at $1.50 until October 22, 2027 and 1,169,443 warrants exercisable at $2.00 per common share until October 22, 2028, together with 33,424 finder warrants exercisable at $1.06 per unit until October 22, 2027, each issued in connection with the October 22, 2025 private placement.  Subsequent to March 31, 2026, in connection with the May 27, 2026 private placement, the Company issued 18,000,000 warrants exercisable at $1.50 per common share until May 27, 2029 and 1,197,360 broker warrants exercisable at $1.00 per common share until May 27, 2029.  As at March 31, 2026, a total of 4,461,060 warrants were outstanding.

Restricted Stock Units

Pursuant to the LTIP, the Company may grant restricted share units ("RSUs") and deferred share units ("DSUs") to eligible participants.  During the financial year ended March 31, 2026, the Company granted an aggregate of 1,079,000 RSUs to certain officers, directors, employees and consultants of the Company, including 654,000 RSUs granted on October 1, 2025 and 425,000 RSUs granted on December 1, 2025.  As at March 31, 2026, a total of 1,021,000 were outstanding, and as at the date of this AIF, a total of 1,006,000 were outstanding.

Stock Options

On September 29, 2022, shareholders of the Company approved and adopted an Omnibus Long-Term Incentive Plan ("LTIP") at the Company's annual and special shareholder meeting, which has subsequently been approved by shareholders annually, most recently at the Company's annual shareholder meeting on September 25, 2025.

The maximum number of common shares that may be: (i) issued to insiders of the Company within any one-year period; or (ii) issuable to insiders of the Company at any time, in each case, under the LTIP alone, or when combined with all of the Company's other security-based compensation arrangements, including the Legacy Stock Option Plan (the "Legacy Stock Option Plan"), cannot exceed 10% of the aggregate number of common shares issued and outstanding from time to time determined on a non-diluted basis.

As at March 31, 2026, a total of 5,606,667 stock options were outstanding with a weighted average exercise price of $2.05. During the financial year ended March 31, 2026, the Company granted an aggregate of 1,579,000 options to certain officers, directors, and employees of the Company.  As at the date hereof, the Company had stock options exercisable for an aggregate of 5,311,750 common shares outstanding.

Prior Sales

The following table summarizes details of all issuances of securities of the Company, other than Common Shares, in the year ended March 31, 2026, being the most recently completed financial year of the Company:

Issue Date	Type of Security	Issue Price	Number of Securities
October 1, 2025	Options	$1.06	1,104,000
October 1, 2025	RSUs	N/A	654,000
December 1, 2025	Options	$1.06	475,000
December 1, 2025	RSUs	N/A	425,000

MARKET FOR SECURITIES

Trading Price and Volume

Common Shares

The common shares are listed for trading on the TSXV under the trading symbol "ZEN". The following table sets out the high and low closing market prices and the volume traded of the common shares on the TSXV for each month since the beginning of the Company's financial year ended March 31, 2025:

2025	HIGH ($)	LOW ($)	VOLUME
April	2.39	1.35	1,253,121
May	2.50	2.06	1,148,934
June	2.14	1.39	749,798
July	1.61	1.08	1,220,053
August	1.24	0.85	995,461
September	1.70	0.94	1,590,317
October	1.33	1.00	1,222,859
November	1.30	1.00	652,471
December	1.11	0.89	957,169
2026	HIGH ($)	LOW ($)	VOLUME
January	1.50	0.91	1,803,778
February	1.00	0.74	1,420,368
March	0.92	0.71	685,304
April	0.79	0.56	1,332,817
May	1.50	0.56	8,516,260
June 1 to June 25	0.81	0.52	5,006,718

ESCROWED SECURITIES

As of the date hereof, there are no securities of the Company subject to escrow provisions.

DIRECTORS AND OFFICERS

Name, Occupation, and Security Holdings

The following table sets forth all current directors and executive officers of the Company as at the date hereof, their principal occupations or employment, the period or periods of service, and the approximate number of voting securities of the Company beneficially owned, directly or indirectly, or over which control or direction is exercised as of the date hereof.

The Board currently consists of five (5) directors to be elected annually. The term of office of each director will be from the date of the meeting at which he or she is elected until the next annual meeting, or until his or her successor is elected or appointed.

Name, Province and Country of Residence, Position	Director Since	Number of Common Shares Beneficially Owned(1)	Principal Occupation During Past Five Years
Mohammed (Moe) Jiwan Ontario, Canada Director, Secretary and Chief Executive officer	December 1, 2025	378,933(2) Common shares 375,000 Options 375,000 RSUs 264,000 Warrants	Chief Executive Officer and a director of the Company since December 1, 2025. Mr. Jiwan has more than 20 years of operational, capital markets and innovation leadership experience across public companies and high-growth ventures in the technology, healthcare and life sciences sectors.
John Snisarenko(3)(4) (5) Ontario, Canada Director and non-executive Chairman	October 5, 2023	320,000(7) Common Shares 350,000 Options 50,000 RSUs 300,000 Warrants	Group Vice-President and Head of Ophthalmology Franchise for Shire/Takeda (June 2017 to July 2019, divested to Novartis Pharmaceuticals Corp); Chief Commercial Officer of Oyster Point Pharma Inc. (September 2019 to July 2022); Independent director and board member of Alimera Sciences Inc. (July 2019 to present).; Cytophage Technologies Ltd. (May 2024 to present).
Eric Wallman(4) (5) Manitoba, Canada Director	May 11, 2018	600,973(6) Common Shares 225,000 Options 50,000 RSUs 125,000 Warrants	Mr. Wallman is a graduate of the University of Manitoba in 1983 and obtained a full CA designation in 1986. He has held senior accounting and finance positions in the industry since 1991 and has been an active investor in the junior mining market since 1992. Most recently, Mr. Wallman was the Senior Vice-President, Finance and Administration with Bothwell Cheese, which was the largest independently owned cheese manufacturer in Canada before being acquired in 2022. His role included strategic planning for Bothwell Cheese and two related companies. Currently, Mr. Wallman is part owner of several smaller private Canadian corporations.
Matt Fontes(4) British Columbia, Canada Director	September 25, 2025	73,609 Common Shares 125,000 Options 125,000 RSUs	Partner and Project Manager, Catalyst Custom Modular Ltd. ( custom prefabricated modular construction business); prior thereto, proprietor of Fontes Homes.
Pete Gettinby Dubai, United Arab Emirates Director	September 25, 2025	1,000 Common Shares 125,000 Options 125,000 RSUs	Director of International Development, RSK Environment Limited (2019 to 2025), and prior thereto is Regional Development Director - Middle East; before joining RSK, Land Manager, Vattenfall (Edinburgh and London, United Kingdon).
Wendy Ford(2)(3) Alberta, Canada Chief Financial Officer	N/A	45,000 Common shares 587,000 Options 112,000 RSUs 35,000 Warrants	Chief Financial Officer of AirBoss of America Corp (March 2014 to August 2016); VP Finance and Chief Financial Officer of Mancor Canada Inc. (October 2017 to May 2022).
Ryan Shacklock(3) Saskatchewan, Canada Senior VP, Strategy and Business Development	N/A	178,200 Common Shares 363,000 Options 38,000 RSUs	VP of the Company since January 2021. Prior thereto, Mr. Shacklock held several positions at Nutrien Ltd. (formerly Potash Corporation of Saskatchewan Inc.)
Peter C. Wood(3) Ontario, Canada VP, Development (AGC)	N/A	237,718 Common Shares 180,000 Options 30,000 RSUs	VP Exploration of the Company (2013 to June 21, 2018); Vice President of the Company (June 22 to September 13, 2018); President of the Company (September 14, 2018, to present); President and Geologist, Geodigital Mapping Systems Inc. (1991 to present)

Notes:

(1) The information as to voting securities beneficially owned, controlled, or directed, not being within the knowledge of the Company, has been obtained from the System for Electronic Disclosure by Insiders or furnished by the respective nominees individually. Based on this information, as at the date of this AIF, the directors and executive officers of the Company, as a group, beneficially owned, controlled or directed, directly or indirectly, 1,835,433 common shares, representing approximately 1.45% of the outstanding common shares.

(2) 361,833 Common Shares are held directly, and 17,000 Common Shares are held byLG Properties Ltd.,. a corporation controlled by Mr. Jiwan.

(3) Member of the Disclosure Committee.

(4) Member of the Audit Committee

(5) Member of the Corporate Governance, Compensation and Nominating Committee.

(6) 554,373 Common Shares are held directly, 24,900 Common Shares are held by PTM Investment Club, a corporation controlled by Mr. Wallman and 21,700 Common Shares are held by Ms. Brenda Wallman, Mr. Wallman's wife, over which Common Shares Mr. Wallman has control and direction.

(7) 20,000 Common Shares are held directly, and 300,000 Common Shares are held by Meritage Holdings Inc., a corporation controlled by Mr. Snisarenko.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

For the purposes of this section "Order" means:

(a) a cease trade order;

(b) an order similar to a cease trade order; or

(c) an order that denied the relevant company access to any exemption under securities legislation;

that was in effect for more than 30 days.

No director or executive officer of the Company, within 10 years before the date of this AIF, has been a director, chief executive officer or chief financial officer of any company that was subject to an Order that was issued:

(a) while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(b) after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

No director or executive officer of the Company, or shareholders holding a sufficient number of securities to materially affect control of the Company has:

(a) as at the date of the AIF, or within 10 years before the date of the AIF, been a director or executive officer of any company that, while the proposed director was acting in that capacity, or within a year of the proposed director ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b) within 10 years before the date of the AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of such person.

No director or executive officer of the Company or a shareholder holding a sufficient number of securities to materially affect control of the company has been subject to:

(a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

PROMOTERS

No person or company has been, within the two most recently completed financial years or during the current financial year, a promoter of the Company.

CONFLICTS OF INTEREST

There are no known existing or potential conflicts of interest among the Company, or any of its subsidiaries, and the directors and officers of the Company as a result of their outside business interests except that certain of the directors and officers may serve as directors, officers, promoters and members of management of other companies and therefore it is possible that a conflict may arise between their duties as a director and officer of the Company and their duties as a director, officer, promoter or member of management of such other companies.

The directors and officers of the Company have been advised of the existence of laws governing accountability of directors and officers regarding corporate opportunity and requiring disclosures by directors of conflicts of interest, and the Company will rely upon such laws in respect of any directors' and officers' conflicts of interest or in respect of any breaches of duty by any of the directors or officers.  All such conflicts shall be disclosed by such directors or officers and treated in accordance with the applicable laws of Ontario and the Company's constating documents.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Other than as set out below, the Company was not subject to any material legal proceedings during its most recently completed financial year, nor is the Company or any of its properties a party to or the subject of any such proceedings, and no such proceedings are known to be contemplated. The Company may be involved in routine, non-material litigation arising in the ordinary course of business, from time to time.

There were no penalties or sanctions imposed against the Company by a court relating to provincial and territorial securities legislation or by a securities regulatory authority during its most recently completed financial year, nor have there been any other penalties or sanctions imposed by a court or regulatory body against the Company, and the Company has not entered into any settlement agreements before a court relating to provincial and territorial securities legislation or with a securities regulatory authority.

The Company is involved in legal proceedings relating to claims involving a former director and officer of the Company. The claim was commenced in the Ontario Superior Court of Justice on September 26, 2018, by Aubrey Eveleigh and Eveleigh Geological Consulting. Mr. Eveleigh seeks damages in excess of $5,000,000 in connection with an employment dispute. The Company is defending the claim and the proceedings remain ongoing, though the Company believes that the risk of significant loss in respect of the litigation is remote.

The Company subsequently commenced a claim against Mr. Eveleigh and Eveleigh Geological Consulting on March 24, 2020, in the Ontario Superior Court of Justice (Commercial List), in connection with past breaches of Mr. Eveleigh's fiduciary duties. Mr. Eveleigh has defended the claim and the Company submits that it continues to defend the action and maintains that the allegations as set out in the claim are frivolous and without merit.

On November 28, 2022, following the discovery process, the Company amongst other things, amended its claim to: (i)  seek an order that Mr. Eveleigh disgorge any benefits obtained as a result of his misconduct; (ii) seek an order cancelling certain common shares of the Company held by Mr. Eveleigh; (iii) seek an order declaring that Mr. Eveleigh has no entitlement to any royalty payments or success fees in connection with the Albany Graphite Project; and (iv) seek an order that declares a constructive trust in favour of the Company over any and all monies received, directly or indirectly. The trial commenced on October 21, 2024, and closing submissions were held on January 17, 2025.  On March 12, 2026, the Ontario Superior Court of Justice (Commercial List), per Justice Osborne, issued Reasons for Judgment (2026 ONSC 1510) dismissing substantially all claims advanced by Mr. Eveleigh and his consulting firm, Eveleigh Geological Consulting Inc., which as originally filed exceeded $6 million.  At trial, the Court denied all remaining monetary claims, specifically:  a success fee claim of $282,500, denied on the basis that the pre-feasibility study required to trigger the payment obligation was never commenced; severance claims totaling $1,350,000, found to be void and unenforceable as a result of breaches of fiduciary duty; unpaid wages of $51,748.82; defamation damages of $75,000, denied on the basis that the relevant statements were factually accurate; and indemnification claims of approximately $194,000 in costs and disbursements.  With respect to the Company's claim for cancellation of 4.5 million founder shares and disgorgement of profits, the Court found that the shares had been properly issued and that there was no basis to set aside the issuance.

On January 29, 2021, the Company was served with a statement claim issued by Graphene Composites Ltd. and is in the process of defending the action, which it considers frivolous and without merit.

The Company has considered the allegations as set out in the claim and, in light of the facts, the lack of clarity in the claim, and, based on discussions with the Company's litigation counsel, the assessment of the merits of the claim and the defenses available to the Company, and the Company's conclusion is that the risk of the Company suffering loss in respect of the claim is remote, and therefore the Company determined the claim not to be material or constituting "significant litigation" pursuant to the policies of the TSXV. The Company continues to view this claim as frivolous and will continue to vigorously defend itself against these allegations.

INTERESTS OF MANAGEMENT IN MATERIAL TRANSACTIONS

To the knowledge of management of the Company, no director or executive officer of the Company, person or company that beneficially owns, controls or directs, directly or indirectly, more than 10% of the common shares, or any associate or affiliate of any such persons, has or had any material interest, direct or indirect, in any transaction within the Company's three most recently completed financial years which has materially affected or will materially affect the Company or any of its subsidiaries other than as set out herein.

TRANSFER AGENT AND REGISTRAR

Effective as of November 22, 2021, the registrar and transfer agent of the Company is TSX Trust Company, having an address of 100 Adelaide Street West, Suite 301, Toronto, Ontario M5H 1S3.

MATERIAL CONTRACTS

Except as disclosed above with respect to the "Convertible Debenture offering described under "Three Year History -Corporate Finance and Administrative Developments", and for contracts entered into in the ordinary course of business, the Company has not entered into any material contracts during the most recently completed financial year or which are still in force and effect, and which may reasonably be regarded as presently material.

EXPERTS AND INTERESTS OF EXPERTS

The auditor of the Company, BDO Canada LLP is independent within the meaning of the rules of Professional conduct of the Chartered Professional Accountants of Ontario and within the meaning of the Securities Acts administered by the Securities and Exchange Commission and the Public Company Accounting Oversight Board.

To the knowledge of the Company, the aforementioned firm, and designated professionals within such firm, held either less than 1% or no securities of the Company or of any associate or affiliate of the Company when they rendered services, or following the rendering of services or preparation of such reports or data, as applicable, during, or relating to the Company's most recently completed financial year, and either did not receive any or received less than 1% direct or indirect interest in any securities of the Company or of any associate or affiliate of the Company in connection with the rendering of such services or preparation of such reports or data.

AUDIT COMMITTEE INFORMATION

The Audit Committee's Charter

The directors of the Company have adopted a charter (the "Charter") for the audit committee (the "Audit Committee"), which sets out the Audit Committee's mandate, organization, powers and responsibilities. The full text of the Charter is attached hereto as Appendix "A" to this AIF.

Composition of the Audit Committee

The members of the Audit Committee are Eric Wallman CPA, CA (Chair), Ilse Treurnicht and John Snisarenko, each of whom are independent (as defined in National Instrument 52-110 - Audit Committees ("NI 52-110") adopted by the Canadian Securities Administrators), and all members are financially literate (as defined in NI 52-110).

Name of Member	Independent(1)	Financially Literate(2)
Eric Wallman CPA, CA (Chair)	Yes	Yes
John Snisarenko	Yes	Yes
Matt Fontes	Yes	Yes

Notes:

(1) To be considered independent, a member of the Audit Committee must not have any direct or indirect "material relationship" with the Company. A "material relationship" is a relationship which could. in the view of the board of directors of the Company. be reasonably expected to interfere with the exercise of a member's independent judgment.

(2) To be considered financially literate. a member of the Committee must have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company's financial statements.

Relevant Education and Experience

Mr. Wallman is a graduate of the University of Manitoba in 1983 and obtained a full CA designation in 1986. He has held senior accounting and finance positions in the industry since 1991 and has been an active investor in the junior mining market since 1992. Currently, Mr. Wallman is the Senior Vice-President, Finance and Administration with Bothwell Cheese, which is the largest independently owned cheese manufacturer in Canada. His role includes strategic planning for Bothwell Cheese and two related companies.

Mr. Snisarenko is a 35 year veteran of the pharmaceutical/biotech industry with specific focus in ophthalmology and eye care, currently serving as an independent director, board member and advisor in the ophthalmology therapeutic area. Mr. Snisarenko is currently an independent board member of Alimera Sciences Inc. Prior thereto, he was Chief Commercial Officer of Oyster Point Pharma Inc. from September 2019 to July 2022. Prior thereto, he served as Group Vice-President and Head of Ophthalmology Franchise for Novartis Pharmaceuticals Corp. from July 2019 to September 2019 and for Takeda Pharmaceuticals U.S.A., Inc. from June 2017 to June 2019.

Mr. Fontes is a Partner and Project Manager at Catalyst Custom Modular Ltd., where he specializes in custom prefabricated modular construction using modern building science, and was previously the proprietor of Fontes Homes.

Reliance on Certain Exemptions

Except as disclosed below, at no time since the commencement of the Company's most recently completed financial year has the Company relied on any of the exemptions contained in the following sections of NI 52-110: section 2.4 (De Minimis Non-audit Services), section 3.2 (Initial Public Offerings), section 3.4 (Events Outside Control of Member), section 3.5 (Death, Disability or Resignation of Audit Committee Member) or an exemption from NI 52-110, in whole or in part, granted under Part 8 (Exemptions) of NI 52-110.

As a result of the resignation of Mr. Frank Klees as a director and member of the Audit Committee, the Company relied on the exemption set out in section 3.5 (Death, Disability or Resignation of Audit Committee Member) of NI 52-110 with the appointment of Ms. Lisa Sim as his replacement up until the appointment of Mr. John Snisarenko on October 5, 2023.

Audit Committee Oversight

At no time during the last financial year have any recommendations by the Audit Committee respecting the appointment and/or compensation of the external auditors of the Company not been adopted by the Board pre-approval policies and procedures.

The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services as described in its Charter.

External Auditor Services Fees (By Category)

The following table discloses the fees billed to the Company by its external auditor during the last two completed financial years:

Financial Year Ending	Audit Fees(1)	Audit-Related Fees (2)	Tax Fees(3)	All Other Fees(4)
March 31, 2026	$	$Nil	$Nil	$
March 31, 2025	$247,000	$Nil	$Nil	$161,000

Notes:

(1) The aggregate fees billed for professional services rendered by the auditor for the audit of the Company's annual financial statements.

(2) The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements and are not disclosed in the "Audit Fees" column.

(3) The aggregate fees billed for tax compliance, tax advice. and tax planning services.

(4) Represents fees billed by the auditor in connection with the review of the Company's quarterly statements, review and advisory on regulatory comment letters from OSC and consent and association services in connection with the Company's April 2024 Base Shelf Prospectus.

ADDITIONAL INFORMATION

Additional information relating to the Company may be found through a database search at SEDAR+ at www.sedarplus.ca. Additional information on the Company, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, and securities authorized for issuance under equity compensation plans, is contained in the Company's management information circular dated August 15, 2025, which may be found on SEDAR+.

Additional financial information regarding the Company is provided in the Company's audited annual financial statements and management's discussion and analysis for the year ended March 31, 2026, which may be found on SEDAR+.

APPENDIX A
AUDIT COMMITTEE CHARTER

Mandate

The Audit Committee ("Committee") is a committee of the Board of Directors (the "Board"). Its primary function shall be to assist the Board in fulfilling its oversight responsibilities with respect to financial reporting, and disclosure requirements, the overall maintenance of the systems of internal controls that management has established and the overall responsibility for Zentek Ltd.'s (the "Company") external and internal audit processes.

The Committee shall have the power to conduct or authorize investigations into any matter within the scope of this Charter. It may request any officer or employee of the Company, its external legal counsel or external auditor to attend a meeting of the Committee or to meet with any member(s) of the Committee.

The Committee shall be accountable to the Board. In the course of fulfilling its specific responsibilities hereunder, the Committee shall maintain an open communication between the Company's outside auditor and the Board.

The responsibilities of a member of the Committee shall be in addition to such member's duties as a member of the Board.

The Committee has the duty to determine whether the Company's financial disclosures are complete, accurate, in accordance with international financial reporting standards and fairly present the financial position and risks of the organization. The Committee should, where it deems appropriate, resolve disagreements, if any, between management and the external auditor, and review compliance with laws and regulations and the Company's own policies.

The Committee will provide the Board with such recommendations and reports with respect to the financial disclosures of the Company as it deems advisable.

The Committee shall have the authority to: (i) engage independent counsel and other advisors as it determines necessary to carry out its duties; (ii) set and pay the compensation for advisors employed by the Committee; and (iii) communicate directly with the internal and external auditors.

Membership and Composition

The Committee shall consist of at least three Directors who shall serve on behalf of the Board all of whom are independent and financially literate.

The members shall be appointed annually by the Board and shall meet the independence, financial literacy, and experience requirements of the TSXV, including National Instrument 52-110 - Audit Committees, and other regulatory agencies as required.

An "independent" director is a director who has no direct or indirect material relationship with the Company. A "material relationship" is a relationship which, in the view of the Board, could be reasonably expected to interfere with the exercise of the director's independent judgement, or a relationship deemed to be a material relationship pursuant to Sections 1.4 and 1.5 of National Instrument 52-110 - Audit Committees. A "financially literate" director is a director who has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the accounting issues that can reasonably be expected to be raised in the Company's financial statements.

Each member of the Committee shall sit at the appointment of the Board, and in any event, only so long as he or she shall be independent.

A minimum of two and at least 50% of the members of the Committee present, either in person or by telephone, shall constitute a quorum. If within one hour of the time appointed for a meeting of the Committee, a quorum is not present, the meeting shall stand adjourned to the same hour on the next business day following the date of such meeting at the same place. If at the adjourned meeting a quorum as hereinbefore specified is not present within one hour of the time appointed for such adjourned meeting, such meeting shall stand adjourned to the same hour on the second business day following the date of such meeting at the same place. If at the second adjourned meeting a quorum as hereinbefore specified is not present, the quorum for the adjourned meeting shall consist of the members then present.

If and whenever a vacancy shall exist, the remaining members of the Committee may exercise all of their powers and responsibilities so long as a quorum remains in office.

The Board will appoint one Member to act as the Chairman of the Committee. In his or her absence, the Committee may appoint another person provided a quorum is present. The Chairman will appoint a Secretary of the meeting, who need not be a member of the committee and who will maintain the minutes of the meeting.

Meetings

At the request of the external auditor, the Chief Executive Officer or the Chief Financial Officer of the Company or any member of the Committee, the Chairman will convene a meeting of the Committee. In advance of every meeting of the Committee, the Chairman, with the assistance of the Chief Financial Officer, will ensure that the agenda and meeting materials are distributed in a timely manner and no less than five (5) business days before the meeting.

The Committee shall meet no less than four times per year or more frequently if circumstances or obligations require.

The time and place at which meetings of the Committee shall be held, and procedures at such meetings, shall be determined from time to time by the Committee. A meeting of the Committee may be called by letter, telephone, facsimile, email or other communication equipment by giving at least 48 hours' notice, provided that no notice of a meeting shall be necessary if all of the members are present either in person or by means of conference telephone, or if those absent have waived notice or otherwise signified their consent to the holding of such meeting.

Any member of the Committee may participate in the meeting of the Committee by means of conference telephone or other communication equipment, and the member participating in a meeting pursuant to this paragraph shall be deemed, for purposes hereof, to be present in person at the meeting.

The Committee shall keep minutes of its meetings which shall be submitted to the Board. The Committee may from time to time appoint any person, who need not be a member, to act as a secretary at any meeting.

The Committee may invite such officers, directors and employees of the Company and its subsidiaries as the Committee may see fit, from time to time, to attend meetings of the Committee.

Any matters to be determined by the Committee shall be decided by a majority of votes cast at a meeting of the Committee called for such purpose. Actions of the Committee may be taken by an instrument or instruments in writing signed by all of the members of the Committee, and such actions shall be effective as though they had been decided by a majority of votes cast at a meeting of the Committee called for such purpose. The Committee shall report its determinations to the Board at the next scheduled meeting of the Board, or earlier as the Committee deems necessary. All decisions or recommendations of the Committee shall require the approval of the Board prior to implementation, other than those relating to non-audit services and annual audit fees, which do not require the approval of the Board.

Duties and Responsibilities

The duties and responsibilities of the Committee shall be as follows:

A. Financial Reporting, and Disclosure:

i. Review and discuss with management and the external auditor at the completion of the annual examination:

(a) the Company's audited financial statements and related notes;

(b) the external auditor's audit of the financial statements and their report thereon;

(c) any significant changes required in the external auditor's audit plan;

(d) any serious difficulties or disputes with management encountered during the course of the audit; and

(e) other matters related to the conduct of the audit, which are to be communicated to the Committee under generally accepted auditing standards.

ii. Review and discuss with management and the external auditor at the completion of any review engagement or other examination, the Company's quarterly financial statements.

iii. Review and discuss with management the annual reports, the quarterly reports, the Management Discussion and Analysis, Annual Information Form, prospectus, and other disclosures including press releases and, if thought advisable, recommend the acceptance of such documents to the Board for approval.

iv. Review and discuss with management any guidance being, provided to shareholders on the expected future results and financial performance of the Company and provide their recommendations on such documents to the Board.

v. Inquire of the auditors about the quality and acceptability of the Company's accounting principles, including the clarity of financial disclosure and the degree of conservatism or aggressiveness of the accounting policies and estimates.

vi. Meet independently with the external auditor and management in separate executive sessions, as necessary or appropriate.

vii. Ensure that management has the proper systems in place so that the Company's financial statements, financial reports and other financial information satisfy legal and regulatory requirements. Based upon discussions with the external auditor and the financial statement review, if it deems appropriate, recommend to the Board the filing of the audited annual and unaudited quarterly financial statements.

viii. Oversee and enforce Company's public disclosure practices.

ix. Confirm and be satisfied that adequate procedures are in place for the review of the Company's public disclosure of financial information extracted or derived from the financial statements and periodically assess the adequacy of those procedures.

x. The Committee will, as applicable, establish procedures for:

(a) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and

(b) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

B. External Auditor:

i. Recommend to the Board the external auditor to be nominated and review the performance of the auditor, including the lead partner of the external auditor.

ii. Recommend to the Board the compensation of the external auditor.

iii. Oversee the work of external auditors engaged for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Company, including the resolution of disagreements between management and the external auditor regarding financial reporting.

iv. Pre-approve all non-audit services to be provided by the external auditor.

v. Consider, in consultation with the external auditor, the audit scope and plan of the external auditor.

vi. Confirm with the external auditor and receive written confirmation at least once per year as to disclosure of any investigations or government enquiries, reviews or investigations of the outside auditor.

vii. Take reasonable steps to confirm the independence of the external auditor, which shall include:

(a) ensuring receipt from the external auditor of a formal written statement delineating all relationships between the external auditor and the Company, consistent with generally accepting auditing practices,

(b) considering and discussing with the external auditor any disclosed relationships or services, including non audit services, that may impact the objectivity and independence of the external auditor, and

(c) approve in advance any non audit related services provided by the auditor to the Company with a view to ensuring., independence of the auditor, and in accordance with any applicable regulatory requirements, including the requirements of the TSXV with respect to approval of non audit related serviced performed by the auditor.

C. Internal Controls and Audit:

i. Review and assess the adequacy and effectiveness of the Company's systems of internal and management information systems through discussion with management and the external auditor to ensure that the Company maintains appropriate systems, is able to assess the pertinent risks of the Company and that the risk of a material misstatement in the financial disclosures can be detected.

ii. Assess the requirement for the appointment of an internal auditor for the Company.

iii. Inquire of management and the external auditor about the systems of internal controls that management and the Board have established and the effectiveness of those systems. In addition, inquire of management and the external auditor about significant financial risks or exposures and the steps management has taken to minimize such risks to the Company.

iv. Establish, periodically review, and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former External Auditor of the Company, as applicable.

Oversight Function

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Company's financial statements are complete and accurate or are in accordance with IFRS and applicable rules and regulations. These are the responsibilities of management and the external auditors. The Committee, the Chair, and any members identified as having accounting or related financial expertise, are members of the Board appointed to the Committee to provide broad oversight of the financial, risk and control related activities of the Company, and are specifically not accountable or responsible for the day-to-day operation or performance of such activities.

Although the designation of a member as having accounting or related financial expertise for disclosure purposes is based on that individual's education and experience, which that individual will bring to bear in carrying out his or her duties on the Committee, such designation does not impose on such person any duties, obligations or liability that are greater than the duties, obligations and liability imposed on such person as a member of the Committee and the Board in the absence of such designation. Rather, the role of a Committee member who is identified as having accounting or related financial expertise, like the role of all members, is to oversee the process, not to certify or guarantee the internal or external audit of the Company's financial information or public disclosure.

Independent Advisors

The Committee shall have the authority to retain such independent advisors as it may deem necessary or advisable for its purposes and communicate directly with such advisors. The expenses related to such engagements shall be determined by the Committee and funded by the Company.

Charter Review

The Committee will annually review and reassess the adequacy of this policy and submit any recommended changes to the Board for approval.

Adoption

This Policy was adopted by the Board on June 28, 2023.